As filed with the Securities and Exchange Commission on May 5, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ANNA’S LINEN COMPANY

(Exact name of registrant as specified in its charter)

California (prior to reincorporation) Delaware (after reincorporation)	5700	33-0244273
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

3550 Hyland Avenue

Costa Mesa, California 92626

(714) 850-0504

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan Gladstone

Chairman, President and Chief Executive Officer

3550 Hyland Avenue

Costa Mesa, California 92626

(714) 850-0504

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

HOWARD UNTERBERGER, ESQ.	WILLIAM B. BRENTANI, ESQ.
BRAD WIGGINS, ESQ.	REBECCA BOYDEN, ESQ.
TORRIE M. BYERS, ESQ.	Simpson Thacher & Bartlett LLP
Miller & Holguin	3330 Hillview Avenue
1801 Century Park East, Seventh Floor	Palo Alto, California 94304
Los Angeles, California 90067	(650) 251-5000
(310) 556-1990

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, par value $0.01 per share	$69,000,000	$8,122

(1)	Estimated solely for purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 5, 2005

                     Shares

Common Stock

$             per share

This is an initial public offering of common stock of Anna’s Linen Company. Anna’s Linen Company is offering                      shares and the selling stockholders identified in this prospectus are offering                      shares.

We expect that the price to the public in the offering will be between $             and $             per share. The market price of the shares after the offering may be higher or lower than the offering price.

We intend to apply to include the common stock on the Nasdaq National Market under the symbol “ANNA.”

Investing in the common stock involves risks. See “ Risk Factors” beginning on page 6.

	Per Share	Total
Price to the public	$	$
Underwriting discount
Proceeds to Anna’s Linen Company
Proceeds to the selling stockholders

We and the selling stockholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of                      additional shares (                     from us and                      from the selling stockholders) within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

CIBC World Markets	Wachovia Securities

SG Cowen & Co.	Wedbush Morgan Securities

The date of this prospectus is                         , 2005

[GRAPHICS TO INSIDE COVER TO BE PROVIDED BY AMENDMENT]

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Anna’s LinensSM is the subject of a pending federal service mark application filed by us. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in shares of our common stock. Our fiscal year ends on the Sunday closest to January 31 and, except as otherwise provided, references in this prospectus to a fiscal year mean the 52- or 53-week period ended on the Sunday closest to January 31 of the just completed calendar year. Fiscal year 2004, for example, refers to the fiscal year ended January 30, 2005.

Our Company

We are a rapidly growing specialty retailer of high quality, value priced domestics and home furnishings. As of January 30, 2005 we operated 167 stores in 11 states. Our stores, which average approximately 9,700 square feet, offer a broad selection of bed linens, window coverings, bath accessories and other home décor items, including decorative pillows, housewares, kitchen textiles and area rugs. We locate our stores primarily in power centers and neighborhood strip centers in densely populated areas with large African American and Hispanic populations and median annual household incomes between $35,000 and $75,000. We offer fashionable, high quality merchandise, tailored to the specific tastes and preferences of our customers at value prices, in an attractive store environment complemented by superior customer service. We believe that our operating strategy has created a compelling consumer proposition previously unavailable to our customers in their neighborhoods.

While we believe that our store concept appeals to all consumers, we differentiate our concept from those of other retailers by devoting particular attention to meeting the needs of moderate-income African American and Hispanic consumers. These consumers possess several favorable demographic characteristics including:

•	population growth that is faster than that of the overall U.S. population;

•	significant increases in purchasing power; and

•	homeownership rates that are rising faster than those of the overall U.S. population.

We promote our stores with frequent full color direct mail advertising to communicate the style and quality of our merchandise and compelling values. We also enhance our customer experience by staffing our stores with employees drawn from the surrounding neighborhoods which results in an employee base with demographic characteristics that mirror those of our customers. We believe this helps create a more comfortable shopping experience and builds stronger relationships, loyalty and repeat customer traffic, which has generated positive comparable store sales over our last 29 fiscal quarters.

Since fiscal year 2000, we have increased our net sales from $62.8 million to $225.2 million in fiscal year 2004, and net income from $0.6 million to $5.4 million, representing compound annual growth rates of 37.6% and 73.4%, respectively. Over the same period we have increased our store base by 122 stores, including a net increase of 45 stores in fiscal year 2004, and we have entered 13 metropolitan markets beyond our original base in Southern California, including Atlanta, Dallas, Miami and Chicago. We expect to open approximately 50 new stores in fiscal year 2005, of which we have opened 15 as of May 1, 2005, and approximately 60 new stores in fiscal year 2006.

Business Strengths

We believe that our business strengths enable us to be a leading specialty retailer of high quality, fashionable home furnishings at value prices. These business strengths include:

•	Providing a broad assortment of quality bedding, window coverings, bath products and other home décor products at compelling prices;

•	Focusing on serving moderate-income consumers with a particular emphasis on African American and Hispanic consumers, who we believe are currently underserved;

•	Maintaining strong relationships with our suppliers based on our long operating history and financial performance, which we believe enables us to obtain quality goods on favorable terms;

•	Creating an attractive, enjoyable store environment, which makes it easy for our customers to view and purchase our products;

•	Utilizing our model for new stores with strong unit economics, which typically results in a return of our investment within 24 months and has proven profitable in a variety of geographic markets; and

•	Maintaining a strong, service-oriented corporate culture that has resulted in low employee turnover and enabled us to provide high levels of customer service.

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary.

Growth Strategy

Our growth strategy includes:

•	Adding stores in both new and existing markets, which enables us to capitalize on name recognition, access new customers and leverage infrastructure. In fiscal year 2005, we intend to enter the Detroit, Washington DC/Baltimore, Tampa/St. Petersburg, Orlando and Milwaukee markets;

•	Driving comparable store sales growth by adding new products within existing categories, introducing complementary categories and continued targeted advertising in order to increase both average transaction size and the number of transactions; and

•	Enhancing profitability through improved product margins, particularly by expanding higher margin product categories such as housewares and home décor, and through operating efficiencies at both the store and corporate level.

Corporate Information

We were founded and incorporated in California in 1987 by our Chairman and Chief Executive Officer Alan Gladstone, who named our company and stores after his mother, Anna Gladstone. We intend to reincorporate in Delaware under the name Anna’s Linens, Inc. prior to the completion of this offering through a merger with a newly formed Delaware subsidiary. Unless otherwise noted, all information in this prospectus assumes that the reincorporation has been completed. Our principal executive office is located at 3550 Hyland Avenue, Costa Mesa, California 92626, and our telephone number is (714) 850-0504. Our website address is www.AnnasLinens.com. Information contained in, or accessible through, our website does not constitute part of this prospectus.

The Offering

Common stock offered by Anna’s Linen Company	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of common stock that we are offering will be approximately $ million, assuming an offering price of $ (which is the midpoint of the range on the cover of this prospectus). We intend to use the net proceeds from the offering of shares of our common stock for investment in new stores, to repay all of the indebtedness outstanding under our bank credit facility, and for other general corporate purposes, including working capital. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

Proposed Nasdaq National Market symbol	ANNA

The number of shares of common stock to be outstanding after this offering is based upon 887,771 shares of common stock and 364,000 shares of preferred stock outstanding as of January 30, 2005 and excludes, as of that date:

•	97,762 shares of our common stock subject to outstanding options under our 1999 Stock Option Plan at a weighted average exercise price of $38.03 per share; and

•	7,800 shares of our common stock available for future grant or issuance under our 1999 Stock Option Plan.

Unless otherwise stated, information in this prospectus assumes:

•	the automatic conversion of all our outstanding shares of preferred stock into 364,000 shares of our common stock upon the closing of this offering;

•	the completion of our reincorporation in Delaware and the filing of our amended and restated certificate of incorporation immediately preceding the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial and Operating Data

The following tables provide our statements of operations data and balance sheet and operating data as of and for each of the fiscal years in the five-year period ended January 30, 2005. The pro forma income per share, basic and diluted, and the pro forma information contained in the balance sheet data give effect to the automatic conversion of all our outstanding shares of preferred stock into shares of our common stock upon the closing of this offering. The pro forma as adjusted balance sheet data reflects the pro forma balance sheet data at January 30, 2005 adjusted for the sale of              shares of our common stock by us in this offering at an assumed initial offering price to the public of $             per share (which is the midpoint of the range given on the cover page of this prospectus), after deducting $             in underwriting discounts and commissions and estimated offering expenses payable by us. This summary information should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended (1)
	January 28, 2001	January 27, 2002	February 2, 2003	February 1, 2004	January 30, 2005
	(in thousands, except share and per share amounts and operating data)
Statement of Operations Data:
Net sales	$62,756	$80,118	$108,287	$154,936	$225,179
Cost of sales	44,356	56,168	75,815	109,359	159,124

Gross margin	18,400	23,950	32,472	45,577	66,055
Selling, general and administrative expenses	16,973	20,965	27,830	38,450	57,344

Income from operations	1,427	2,985	4,642	7,127	8,711
Net interest expense	494	426	196	1	73

Income before income taxes	933	2,559	4,446	7,126	8,638
Income tax expense	339	987	1,807	2,759	3,266

Net income	594	1,572	2,639	4,367	5,372
Accretion of preferred stock	–	–	28	66	66

Net income available to common stockholders	$594	$1,572	$2,611	$4,301	$5,306

Net income per share:
Basic	$0.49	$1.30	$2.45	$5.00	$6.02
Diluted	$0.49	$1.30	$2.09	$3.41	$4.15
Weighted average shares used to compute net income per share:
Basic	1,213,333	1,213,333	1,067,845	861,141	881,253
Diluted	1,213,333	1,213,333	1,261,230	1,280,692	1,293,816
Pro forma net income per share (2):
Basic					$4.31
Diluted					$4.15
Weighted average shares used to compute pro forma net income per share:
Basic					1,245,253
Diluted					1,293,816

Operating Data:
Number of stores open at beginning of fiscal year	45	57	68	86	122
Number of new stores opened during fiscal year	12	12	20	37	49
Number of stores closed during fiscal year	0	1	2	1	4
Number of stores open at end of fiscal year	57	68	86	122	167
Comparable store sales change (%) (3)	10.7	9.4	8.2	6.2	3.1
Square footage of stores at end of fiscal year	451,841	547,140	708,933	1,068,711	1,618,029

(footnotes on following page)

	As of January 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,403	$2,403	$
Working capital	14,665	14,665
Total assets	75,635	75,635
Total indebtedness	2,531	2,531
Convertible preferred stock (4)	24,828	—
Total stockholders’ equity	1,503	26,331

(1)	We operate on a 52- or 53-week fiscal year, which ends on the Sunday closest to January 31 in each year. Each fiscal year presented consists of 52 weeks, except for the fiscal year ended February 2, 2003, which had 53 weeks.
(2)	Pro forma basic and diluted net income per share has been computed to give effect to the conversion of all 364,000 shares of our Series A preferred stock into common stock upon the closing of this offering on an as-converted basis, for the fiscal year ended January 30, 2005.
(3)	Comparable store sales are based on net sales and stores are considered comparable beginning in their fifteenth full calendar month of operation.
(4)	All 364,000 outstanding shares of convertible preferred stock will convert automatically into 364,000 shares of common stock upon the closing of this offering.

Risk Factors

Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

Our growth strategy requires us to open a significant number of new stores each year. If we are not able to open new stores, to operate them profitably or to effectively manage our growth, it could adversely affect our ability to grow and could significantly harm our profitability.

Our growth will largely depend on our ability to open and operate new stores successfully. We have increased the number of our stores from 86 at the end of fiscal year 2002 to 122 at the end of fiscal year 2003 and 167 at the end of fiscal year 2004. In fiscal year 2005 and fiscal year 2006, we plan to open approximately 50 and 60 new stores, respectively, and anticipate further store openings in subsequent years. Our ability to identify and open new stores in desirable locations and operate such new stores profitably are key factors in our ability to grow successfully. We cannot assure you as to when or whether desirable locations will become available, the number of stores that we can or will ultimately open, or whether any such new stores can be profitably operated or will achieve similar operating results to those of our existing stores. We have not always succeeded in identifying desirable locations or in operating our stores successfully in those locations. For example, during our last five fiscal years we have closed an aggregate of eight stores. We review on a continuous basis the status of stores which we consider to be underperforming. We cannot assure you that we will not have other stores in the future that we may have to close. Our ability to open new stores, to operate them profitably and to manage our growth also depends on our ability to, among other things:

•	identify and secure desirable locations and negotiate acceptable lease terms, including early termination and co-tenancy provisions;

•	hire, train and retain qualified store personnel;

•	finance the preopening costs, capital expenditures and working capital requirements of the stores;

•	manage inventory to meet the needs of new and existing stores on a timely basis;

•	develop cooperative relationships with our landlords;

•	successfully integrate new stores into our existing operations;

•	secure adequate management and financial resources to properly manage an increasing number of stores;

•	adapt our distribution and other operational and management systems to an expanding network of stores; and

•	continue to attract customers and generate sales sufficient to operate new stores profitably.

Increased demands on our operational, managerial and administrative resources could cause us to operate our business less effectively, which in turn could cause deterioration in our profitability.

We opened stores in several new markets during fiscal year 2004 and intend to open stores in additional new markets, as well as in existing markets, in fiscal years 2005, 2006 and beyond. The new markets we enter may have different competitive conditions, consumer trends and discretionary spending patterns than our existing markets, which may cause our stores in these new markets to be less successful than stores in our existing markets. Where we add stores into our existing markets, we may not be able to attract sufficient new customers to these new stores and, in addition, these new stores may have the effect of reducing sales from our existing stores in those markets, which may have an adverse effect on our results of operations.

We rely heavily on our store managers and associates, and, if we are unable to hire, retain or motivate qualified personnel, we may not be able to grow effectively.

Our future success in new stores and new markets depends on our continuing ability to identify, hire, develop, motivate and retain store managers and sales associates. In the past, we have relied on job fairs, advertising, online listings and word of mouth to attract new store personnel. As we grow, and our need for qualified store personnel expands, we may find our recruiting efforts more challenging. The incentives to attract, retain and motivate employees provided by our bonus programs or by option grants may not be as effective as in the past. If we do not succeed in attracting capable personnel or retaining or motivating existing personnel, we may be unable to grow effectively.

If we are not able to maintain our current comparable store sales growth, our results of operations could be adversely affected.

Our comparable store sales for fiscal years 2002, 2003 and 2004 increased 8.2%, 6.2% and 3.1%, respectively, over the corresponding prior year’s comparable store sales. Over time, the rate of comparable store sales increases may moderate further due to the opening of additional stores in markets where stores already exist. We cannot assure you that our historical increases in comparable store sales will continue. We believe the principal factors that will affect comparable store results are the following:

•	our ability to continue to increase the average sales amount per transaction;

•	the effectiveness of our marketing efforts to attract new and repeat customers;

•	our ability to anticipate and respond, in a timely manner, to the merchandise preferences and shopping habits of our customer base;

•	consumer confidence and general economic conditions;

•	shopping center traffic;

•	the actions of our competitors, such as sales and other promotional events sponsored by them; and

•	weather conditions.

As a result of these and other factors, we may not be able to maintain comparable store sales growth in the future. If we are unable to maintain comparable store sales growth, our results of operations could be significantly harmed.

Due to the seasonality of our business, our annual results would be adversely affected if our sales during the fourth quarter were substantially below expectations.

Our business is subject to substantial seasonal variations. Historically, we have realized a significant portion of our net sales for the year during the fourth quarter. During fiscal year 2004, approximately 32.9% of our net sales and 51.9% of our net income were generated in the fourth quarter. Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, holiday spending patterns and general economic conditions. We believe this is the typical pattern associated with our segment of the retail industry, and we expect this pattern will continue in the future. In anticipation of our peak selling season, we substantially increase our inventory levels and hire additional part-time employees. If for any reason our sales during the fourth quarter were substantially below expectations, our results of operations for the full year would be materially adversely affected.

If we fail to offer merchandise that our customers find attractive, the demand for our products may be limited and our profitability adversely affected.

In order for our business to be successful, we must identify, obtain and offer products that are appealing in design and useful to the customer, at prices lower than, or comparable to, those of other retailers. We may not be successful in offering products that meet these requirements in the future. The retail industry is subject to changing merchandise trends and consumer preferences and our merchandise selection may not always accurately reflect the preferences of our customers. If our products become less popular with our customers, if we are unable to maintain our pricing advantage over other retailers that offer the same products or products similar to those we sell or if demand generally for household furnishings decreases or fails to grow, our sales may decline and our operating results would be affected adversely.

In order to meet our strategic goals, we must successfully identify, obtain supplies of and offer to our customers a wide range of home furnishings products on a continuous basis. These products must appeal to our customer base, with its particular emphasis on African American and Hispanic consumers, in each of the geographic regions in which we operate. The preferences of our customers may change in the future. If we misjudge either the market for our products or our customers’ purchasing habits, we may be faced with excess inventories for some products and missed opportunities for products we chose not to stock. In addition, our sales may decline or we may be required to sell our products at lower prices. This would have a negative effect on our business and operating results.

Our future growth and profitability could be adversely affected if our advertising and marketing programs are not effective in generating sufficient levels of customer awareness and traffic.

We rely heavily on print advertising, and especially direct mail, to promote new store openings, to increase consumer awareness of our product offerings and pricing and to drive store traffic. Our future growth and profitability will depend in large part upon the continued effectiveness and efficiency of our advertising and marketing programs. In order for our advertising and marketing programs to be successful, we must:

•	effectively manage advertising and marketing costs in order to maintain acceptable operating margins and return on our marketing investment; and

•	convert customer awareness into actual store visits and product purchases.

Our planned advertising and marketing expenditures may not result in increased total or comparable store sales or generate sufficient levels of product awareness. We may not be able to manage our advertising and marketing expenditures on a cost-effective basis.

There are a limited number of companies capable of distributing our direct mail advertising at the volume levels we require. If any of these companies cease operations, or if their expenses (e.g., postage and paper costs) increase substantially, then it is likely that our advertising expenses will increase, which will have a negative effect on our business and operating results.

A decrease in the customer traffic generated by the shopping centers in which we are located, which we depend upon to attract customers to our stores, could adversely affect our financial condition and profitability.

We rely to a great extent on the general customer traffic in the shopping centers in which our stores are located to drive traffic into our stores. In order to generate increased customer traffic to our stores, we generally seek to locate our stores in prominent locations within high traffic power centers and malls. We rely on the ability of the anchor tenants of these centers, generally national big box retailers and supermarkets, and on the continuing popularity of shopping centers as shopping destinations to attract customers. We cannot control the development of new shopping centers, the addition or loss of anchor- and co-tenants, the availability or cost of appropriate locations within existing or new shopping centers or the desirability, safety or success of shopping centers, all of which are factors that may affect the flow of customer traffic to our stores. In addition, continued increases in gasoline costs or other transportation related costs may discourage our customers from visiting the shopping centers in which our stores are located. If we are unable to generate sufficient customer traffic to our stores, our sales and results of operations would be harmed. A significant decrease in customer traffic to the shopping centers in which our stores are located could have a material adverse effect on our net sales, financial condition and profitability.

A decline in general economic conditions could lead to reduced consumer demand for our products and have an adverse affect on our liquidity and profitability.

Our financial performance is sensitive to changes in overall economic conditions that affect consumer spending. We are particularly affected by changes that impact our core customer base of consumers with median annual household incomes between $35,000 and $75,000, with a particular emphasis on African American and Hispanic consumers. Consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, gasoline and other energy costs, war and fears of war, acts of terrorism, inclement weather, consumer debt, interest rates, sales tax rates and rate increases, inflation, consumer confidence and consumer perception of economic conditions. For example, a substantial downturn in the Southern California economy in the early 1990s, combined with unusually rainy weather in the winter of 1992-93, led to a sharp decrease in consumer spending during that period. This significantly and adversely affected our net sales and resulted in a significant impairment in our liquidity, leading to our Chapter 11 bankruptcy filing in 1993, from which we emerged in 1994. The merchandise we sell generally consists of discretionary items. A general or perceived slowdown in the economy or uncertainty as to the economic outlook could reduce discretionary spending or cause a shift in consumer discretionary spending to other products. Any of these factors could likely cause us to delay or slow our expansion plans, result in lower net sales and could also result in excess inventories, which could, in turn, adversely affect our liquidity and profitability.

Our market share may be adversely impacted at any time by a significant number of competitors.

The retail home furnishings market is highly fragmented and intensely competitive. We compete with many different types of retailers, including department stores, mass merchandisers and discount stores, specialty retail stores, mail order and other retailers. Some of our competitors sell many of the same items and brands that we sell.

The competitive challenges facing us include:

•	offering products attractive in design, useful to the customer, well made and affordable, in a manner that favorably distinguishes us from our competitors;

•	maintaining customer perception of the comparative value of our products in existing markets and achieving customer perception of such value in new markets;

•	anticipating and quickly responding to changing customer demands better than our competitors;

•	responding to expansion by existing competitors or the entry by new competitors into markets in which we currently operate; and

•	responding to the adoption by competitors of innovative store formats or retail sales methods, including e-commerce.

Many of our competitors have significantly greater financial, marketing and other resources, and greater name recognition than we do. We cannot assure you that we will be able to compete successfully with them in the future, particularly in geographic locations that represent new markets for us. If we fail to compete successfully, our market share and results of operations could be materially and adversely affected.

We may not be able to operate successfully if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.

The success of our business depends upon our senior management closely supervising all aspects of our business, in particular the operation of our stores and the procurement of our merchandise. The loss of certain key employees, including Alan Gladstone, our founder and Chief Executive Officer, Michael Harnetiaux, our Chief Financial Officer, and Patrick Barber, our Vice President—Real Estate, or other members of our senior management, our inability to attract and retain other qualified key employees or a labor shortage that reduces the pool of qualified store managers and sales personnel could have a material adverse effect on our business, financial condition and results of operations. Additionally, our future performance will depend upon our ability to attract and retain qualified management, merchandising and sales personnel. We do not have long term employment agreements with any of our key personnel other than Alan Gladstone. We generally do not maintain key person insurance with respect to our executives, management or other personnel except with respect to Alan Gladstone, which we do not believe would be sufficient to completely protect us against losses we may suffer if his services were to become unavailable to us in the future.

Our performance depends on our ability to purchase our merchandise in sufficient quantities at competitive prices.

All of the products that we offer are manufactured by third-party suppliers. In fiscal year 2004 we purchased our merchandise from 179 vendors. We typically buy products from our vendors on a purchase order basis. We have no long-term purchase contracts with any of our suppliers and, therefore, have no contractual assurances of continued supply, pricing or access to products, and any vendor could discontinue selling to us at any time. In fiscal year 2004, products supplied by our eight largest vendors represented approximately 39% of our purchases, with our top three vendors supplying approximately 22% and our largest single vendor supplying approximately 9% of our purchases for that year.

If our relationships with our vendors are disrupted, we may not be able to acquire the merchandise we require in sufficient quantities or on terms acceptable to us. Our vendors are subject to certain risks, including availability of raw materials, labor disputes, union organizing activity, inclement weather, natural disasters, and general economic and political conditions, that might limit their ability to provide us with quality merchandise on a timely basis. Any inability to acquire suitable merchandise would have a negative effect on our business and operating results because we would be missing products from our merchandise mix unless and until alternative supply arrangements were made, resulting in deferred or lost customer sales.

A significant amount of the merchandise we offer is manufactured by foreign manufacturers; therefore the availability and costs of our products may be negatively affected by risks associated with international manufacturing, trade and shipping.

Many of our vendors contract with manufacturers in foreign countries, primarily in China, for the manufacture of their products. In addition, we also plan to source some of our merchandise directly from foreign manufacturers. Any event causing a disruption of shipping or importation of products, including the imposition of import restrictions, such as tariffs or quotas or the loss of “most favored nation” status by the United States in relation to a particular foreign country, problems with transoceanic shipping, including container shortages, increased inspections of import shipments or other factors causing delays in shipments, increases in shipping rates, or labor strikes or lock-outs, could increase our costs and adversely affect our business. The flow of merchandise from our vendors could also be adversely affected by financial or political instability in any of the countries in which the goods we purchase are manufactured, especially China, if the instability affects the production or export of merchandise from those countries. In addition, decreases in the value of the U.S. dollar against foreign currencies could increase the cost of products we purchase from overseas vendors. Currently the Chinese Yuan is pegged to the U.S. dollar, but the Chinese government is facing significant international pressure to allow its currency to float against the U.S. dollar. If this were to occur, any revaluation of the U.S. dollar against the Chinese Yuan could exacerbate any product cost increases on products sourced from China, which could harm our profit margins and results of operations.

We rely on our vendors and on third party distribution companies to make timely delivery of merchandise to cross-docking facilities and our stores.

We cannot control all of the various factors that might affect the timely delivery of merchandise to our stores. Most of the products that we purchase, either domestically or overseas, are shipped by vendors to one of five cross-docking facilities in the United States. We rely upon land based third party distribution companies for merchandise shipment from these cross-docking facilities to our stores. Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather and increased fuel costs, associated with the ability of vendors and distributors to meet our inbound and outbound shipping needs. Failure to receive products at the cross-docking facilities or to deliver merchandise to our stores in a timely and effective manner could damage our reputation and adversely affect our business. In addition, any increase in distribution expenses could adversely affect our future financial performance.

If we are unable to renew or replace our store leases or enter into leases for new stores on favorable terms, or if any of our current leases are terminated prior to the expiration of their stated term and we cannot find suitable alternate locations, our growth and profitability could be harmed.

We lease all of our store locations. Our current leases expire at various dates through 2015 subject, in some cases, to renewal options for periods ranging from 5 to 15 years. Our ability to renew any expired lease or, if such lease cannot be renewed, our ability to lease a suitable alternate location, and our ability to enter into leases for new stores on favorable terms will depend on many factors which are not within our control, such as conditions in the local real estate market, competition for desirable properties, and our relationships with current and prospective landlords. If we are unable to renew existing leases or lease suitable alternate locations, or enter into leases for new stores on favorable terms, our growth and our profitability may be significantly harmed.

Restrictions contained in some of our leases relating to change of control of our company may make any change in control more difficult or impair our ability to retain such leases in the event of a change of control.

Some of our leases contain various restrictions relating to change of control of our company. In such cases, a change of control of our company without the consent of the landlord may result in a violation of the terms of such leases, thereby exposing the company to potential damages or lease termination. This, in turn, could harm our growth and profitability. The presence of such provisions may also make any change in control more difficult, which could affect our stock price adversely.

We depend heavily on our communications and information systems, which are vulnerable to systems failures and security risks.

Our business is highly dependent on communications and information systems. Any failure or interruption of our systems, including those associated with new systems implementations or system upgrades, could significantly harm our business, including our sales, distribution, purchasing, inventory control, merchandising and financial controls. We cannot assure you that we will not suffer any of these systems failures or interruptions from power or telecommunication failures, natural disasters or otherwise, or that our back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

In addition, we transmit confidential information, such as customer credit information, within our network and also over public networks, in the case of our online sales. Third parties may have the technology or know-how to breach the security of our information systems and breach the security of customer transaction data or other customer data that we may collect. Although we take the security of our systems very seriously, our security measures may not effectively prohibit others from obtaining improper access to our information. If a person is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to the risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation.

Laws or regulations relating to privacy and data protection may adversely affect our marketing efforts and the growth of our online business.

We are subject to increasing regulation relating to privacy and the use of personal user information. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. In addition, several states have proposed legislation that would limit the uses of personal, user information gathered online or require online services to establish privacy policies. Moreover, proposed legislation in the United States would require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by companies. These data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from customers, which could be costly or harm our marketing efforts. Further, any violation of privacy or data protection laws and regulations may subject us to fines, penalties and damages and may otherwise have material adverse effect on our financial condition.

Terrorism and the uncertainty of future terrorist attacks or war could reduce consumer confidence and shopping center traffic which could adversely affect our operating results.

Terrorist acts or acts of war may cause damage or disruption to our facilities, information systems, vendors, employees and customers, which could significantly harm our revenues and results of operations. In the future, fears of war or additional acts of terrorism, including alerts specifically listing shopping centers as potential terrorist targets, may have a negative effect on shopping center traffic, consumer confidence or consumer discretionary spending patterns, as well as have an adverse effect on the economy in general. This impact may be particularly harmful to our business because we rely heavily on shopping center traffic, discretionary consumer spending and consumer confidence levels.

We are subject to potential challenges relating to overtime pay and other regulations that impact our employees, which could adversely affect our business.

Various labor laws, including federal and state laws, govern our relationship with our employees and affect our operating costs. These laws govern, among other things, minimum wage requirements, overtime pay, unemployment tax rates, workers’ compensation rates, immigration requirements and sales taxes. A determination that we do not comply with these laws could harm our profitability or business reputation. In particular, as a retailer, we may be subject to challenges regarding the application of overtime and related pay regulations to our employees, which could result in additional expense and liability. Additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence or mandated health benefits could also materially adversely affect us.

Lawsuits and other proceedings that have been filed against us could, if resolved unfavorably, adversely affect our business.

We are the defendant in two putative class action lawsuits relating to overtime compensation and other employment related matters. In the first such lawsuit, Coe v. Anna’s Linen Company, the complaint alleges various wage claims, including alleged failures to pay overtime and to provide meal and rest periods, requiring employees to purchase merchandise from us and requiring employees to work in an unsafe place of employment. In the second such lawsuit, Hernandez v. Anna’s Linen Company, the complaint alleges that we misclassified salaried employees as exempt managerial/executive employees for purposes of payment of overtime compensation and that we improperly denied salaried employees mandated meal and rest breaks. In addition, administrative changes alleging employment discrimination and/or retaliation have been filed against us with the U.S. Equal Employment Opportunity Commission, or EEOC, and the California Department of Fair Employment and housing, alleging discrimination by us in hiring, on the basis of race and sex. These charges are pending before the EEOC. Litigation is by its nature uncertain, both as to the time and expense involved and as to the final outcome of such matters. Protracted litigation, or unfavorable resolutions, of these lawsuits and proceedings could harm our business, results of operations or financial condition, and could damage our reputation with our employees and our customers.

From time to time we are also involved in other lawsuits, proceedings and claims arising in the ordinary course of our business, or otherwise, some of which, if decided unfavorably, could also have an adverse effect on our business, results of operations and financial condition.

Our merchandise return policy allows customers to return most merchandise and excessive merchandise returns could harm our business.

Our merchandise return policy allows customers to return most merchandise purchased from us within 30 days if they are dissatisfied with those items. We make allowances for returns in our financial statements based on historical return rates. Actual merchandise returns may exceed our allowances for returns. In addition, because our allowances are based on historical return rates, changes in our merchandise mix, the introduction of new products, the opening of new stores, increased sales online or other factors may cause actual returns to exceed return allowances. Any significant increase in merchandise returns that exceeds our allowances could have a material adverse effect on our future operating results.

Our inability to obtain commercial insurance at acceptable prices might have a negative impact on our business.

During fiscal year 2004, we experienced a substantial increase in the costs of insurance. We believe that extensive commercial insurance coverage is prudent for risk management and anticipate that our insurance costs may continue to increase substantially. However, for certain types or levels of risk (e.g., risks associated with earthquakes or terrorist attacks), we have determined that we cannot currently obtain commercial insurance at acceptable prices. We may continue to choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could have a material adverse effect on our operating results.

Risks Relating to this Offering of Common Stock

Our stock price may be volatile and you may lose all or a part of your investment.

Prior to this offering, there has been no public market for our common stock, and an active market for these shares may not develop or be sustained after this offering. The initial public offering price for our common stock will be determined by negotiations between us and the underwriters of this offering and may not be representative of the price that will prevail in the open market. The market price of our common stock may be subject to significant fluctuations after our initial public offering. It is possible that in some future periods our results of operations may be below the expectations of securities analysts, if any, who may choose to follow our common stock and investors. If this occurs, our stock price may decline. Factors that could affect our stock price include the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in securities analysts’ recommendations or estimates, if any, of our financial performance;

•	publication of research reports by analysts, if any;

•	changes in market valuations of similar companies;

•	announcements by us, our competitors or other retailers;

•	additions or departures of key personnel;

•	the trading volume of our common stock in the public market;

•	general economic conditions;

•	financial market conditions;

•	acts of terrorism; and

•	war or threats of war.

In addition, the stock markets have experienced significant price and trading volume fluctuations, and the market prices of retail companies in particular have been extremely volatile and have recently experienced sharp share price and trading volume changes. These broad market fluctuations may adversely affect the trading price of our common stock.

Fluctuations in our quarterly results of operations could cause the price of our common stock to substantially decline.

Retailers generally are subject to fluctuations in quarterly results. Our operating results for one period may not be indicative of results for other periods, and may fluctuate significantly due to a variety of factors, including:

•	the timing of new store openings and related expenses;

•	the profitability of our stores;

•	increases or decreases in comparable store sales;

•	changes in general economic conditions and consumer spending patterns;

•	changes in consumer preferences;

•	the effectiveness of our inventory management;

•	actions of competitors or shopping center anchors and co-tenants;

•	seasonal shopping patterns, including the number of weeks between Thanksgiving and Christmas and the timing of certain holidays and sales events; and

•	weather conditions.

If our future quarterly results fluctuate significantly or fail to meet the expectations of research analysts, if any, then the market price of our common stock could decline substantially.

We have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively.

We will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we will use the proceeds effectively. We currently intend to use the net proceeds to repay all of the indebtedness outstanding under our bank credit facility, for investment in new stores, and for other general corporate purposes, including working capital. We have not finalized yet the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances, and as a result, our stock price could decline.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share in pro forma net tangible book value, assuming an offering price of $             per share (which is the midpoint of the range on the cover of this prospectus). This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares, and also reflects the deduction of the $             in underwriting discounts and commissions and estimated offering expenses payable by us. The exercise of outstanding options and future equity issuances, including any additional shares issued in connection with acquisitions, will result in further dilution to investors.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on our common stock’s market price.

Securities analysts may not cover our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect our common stock’s market price. The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who may cover us downgrades our common stock, our common stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our common stock price to decline. It may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts that will cover our common stock, which could have a negative effect on the market price of our common stock.

Our directors, executive officers and significant stockholders will continue to hold a substantial portion of our common stock after this offering, which may lead to conflicts with other stockholders over corporate transactions and other corporate matters.

Following the completion of this offering, our directors, executive officers and current beneficial holders of 5% or more of our outstanding common stock will beneficially own an aggregate of approximately             % of our outstanding common stock, including options to purchase shares of our common stock that are exercisable within 60 days after                     , 2005. In addition, several of our executive officers, including Alan Gladstone, our Chief Executive Officer, Michael Harnetiaux, our Chief Financial Officer, Carie Doll, our Senior Vice President—Marketing and Merchandising and Scott Gladstone, our Vice President and Chief Administrative Officer, are related to one another and may have interests that differ from those of other stockholders. These directors, executive officers and significant stockholders, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our common stock.

There may be sales of substantial amounts of our common stock after this offering, which could cause our stock price to fall.

Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Upon the closing of this offering,              shares of common stock will be outstanding. In addition, as of January 30, 2005, 97,762 shares of our common stock were subject to outstanding stock options. All of the shares sold in this offering will be freely tradable, except for shares held by holders who are subject to market stand-off provisions or lock-up agreements entered into in connection with this offering, or by any of our “affiliates”, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended, which generally includes officers, directors and 10% or greater stockholders. A significant portion of the shares of our common stock outstanding after this offering will continue to be restricted as a result of securities laws, market stand-off provisions or lock-up agreements with the underwriters, represented by CIBC World Markets Corp. and Wachovia Capital Markets, LLC. The market stand-off provisions and lock-up agreements restrict holders’ ability to transfer their stock for 180 days after the date of this prospectus. Of the outstanding restricted shares,              will be available for sale in the public market on the date of this offering and                      will be available for sale in the public market 180 days after the date of this prospectus. In addition, 75,962 shares of our common stock which are subject to outstanding options will become fully vested upon the closing of this offering. Of these shares, 29,462 are not subject to lock-up agreement restrictions. CIBC World Markets Corp. and Wachovia Capital Markets, LLC, as representatives of the underwriters may, however, waive the lock-up period at any time for any stockholder who is party to a lock-up agreement. Sales of a substantial number of shares of our common stock within a short period of time after this offering, or after the expiration of applicable lock-up periods, could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay dividends on our common stock for the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends from us on our common stock for the foreseeable future.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, we have created additional board committees and adopted policies regarding internal controls over financial reporting and disclosure controls and procedures. In addition, we are in the process of evaluating our internal control structure in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and will incur additional costs and dedicate significant resources toward complying with these requirements. We also expect these new laws, rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new laws, rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. The costs of compliance or our failure to comply with these laws, rules and regulations could adversely affect our reputation, financial condition, results of operation and the price of our common stock.

Our failure to implement and maintain effective internal controls in our business could have a material adverse effect on our business, financial condition, results of operations and stock price.

We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We will be required to comply with Section 404 no later than the time we file our annual report for our fiscal year ending January 28, 2007 with the SEC. During the course of our testing, we may identify deficiencies in our internal controls, which we may be unable to correct in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards as then in effect supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business, financial condition and results of operations could be harmed, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly and we may be unable to obtain additional financing to operate and expand our business.

Anti-takeover provisions in our organizational documents and Delaware law have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. This could affect our stock price adversely.

Our certificate of incorporation and bylaws as they will be in effect upon the closing of this offering, and Delaware law, contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and affect adversely the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	the division of our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	our ability to issue additional shares of our common stock or preferred stock without stockholder approval (subject to the rules of any exchange upon which our common stock may be traded);

•	prohibiting our stockholders from removing directors for cause except with the approval of the holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors;

•	prohibiting our stockholders from making certain changes to our certificate of incorporation or bylaws except with the approval of the holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors; and

•	advance notice requirements for raising matters of business or making nominations at stockholders’ meetings.

We are also subject to the provisions of Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our common stock was approved in advance by our board of directors.

Special Note Regarding Forward-Looking Statements

We have made forward-looking statements in this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our estimates for future revenues, expenses and profitability;

•	our ability to continue to grow through the opening of a significant number of additional stores;

•	plans to attract new and repeat customers;

•	our estimates for the continued growth of the ethnic market for furnishings for the homes;

•	the reach of our advertising and marketing plans to ethnic customers; and

•	our ability to purchase merchandise in sufficient quantities at competitive prices.

In some cases, you can identify forward-looking statements by words such as “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section entitled “Risk Factors” and elsewhere in this prospectus.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

Use of Proceeds

We estimate that the net proceeds to us from the sale of              shares of common stock that we are offering will be approximately $            , assuming an offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over allotment option in full, we estimate that the net proceeds to us will be approximately $            . We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

We intend to use the estimated net proceeds from this offering as follows:

•	for investment in new stores;

•	to pay all of the indebtedness outstanding under our bank credit facility, which was approximately $2.4 million as of January 30, 2005; and

•	the remaining net proceeds for other general corporate purposes, including working capital.

Our bank credit facility provides for a $15.0 million operating line of credit. Amounts borrowed under this line of credit bear interest at an annual rate equal, at our option, to either (1) the lender’s prime lending rate (less 0.25% if we meet certain financial ratio tests) or (2) the lender’s inter-bank offered rate, or IBOR rate (plus 1.5% to 2.0%, depending on our financial ratios). Our bank credit facility also provides for the issuance of letters of credit of up to $2.5 million. Outstanding letters of credit reduce the borrowing capacity under such facility by the amount of such letters of credit. As of May 1, 2005, the outstanding balance under this line of credit was $3.5 million and the effective rate of interest was 5.75% per annum. As of that date we also had letters of credit totaling $450,000 issued under our bank credit facility. During fiscal year 2004, we used amounts borrowed under our bank credit facility for working capital purposes, including for the acquisition of fixtures, equipment and inventory.

We may also use a portion of the net proceeds for the acquisition of the assets of other retail businesses, particularly existing favorable leases, in the event that an attractive opportunity presents itself in the future. We have no current agreements or commitments with respect to any acquisition. Pending application of the net proceeds, we will invest the net proceeds in short-term, investment-grade, interest-bearing securities.

Dividend Policy

We have not declared or paid any dividends on our common stock since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to finance our business and for general corporate purposes. Our board of directors has the authority to declare and pay dividends on our common stock, in its discretion, as long as there are funds legally available to do so.

Capitalization

The following table sets forth our cash and cash equivalents and total capitalization as of January 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of our Series A preferred stock into 364,000 shares of common stock upon the closing of this offering; and

•	on a pro forma basis as adjusted to give effect to the sale by us of shares of common stock in this offering and the receipt of the estimated net proceeds of $ therefrom, assuming an offering price of $ per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of all of the outstanding indebtedness under our bank credit facility.

	As of January 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$2,403	$2,403	$

Long-term debt, net of current portion	$2,472	$2,472	$

Convertible preferred stock:
Series A preferred stock, $0.01 par value—5,000,000 shares authorized, 364,000 issued and outstanding actual; none authorized, issued or outstanding pro forma and pro forma as adjusted	24,828	–
Shareholders’ equity:
Common stock, $0.01 par value—10,000,000 shares authorized and 887,771 shares issued and outstanding actual; 10,000,000 shares authorized and 1,251,771 shares issued and outstanding pro forma; 10,000,000 shares authorized and shares issued and outstanding pro forma as adjusted	9	13
Additional paid-in capital	634	25,630
Deferred stock-based compensation	(30)	(30)
Retained earnings	890	718

Total shareholders’ equity	1,503	26,331

Total capitalization	$28,803	$28,803	$

The table above excludes the following shares:

•	97,762 shares of our common stock subject to outstanding options under our 1999 Stock Option Plan as of January 30, 2005 with a weighted average exercise price of $38.03 per share.

•	7,800 shares of our common stock available for future grant or issuance under our 1999 Stock Option Plan as of January 30, 2005.

Please read the above information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes contained elsewhere in this prospectus.

Dilution

Our net tangible book value on January 30, 2005 was $0.7 million, or $0.75 per share of common stock. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share of common stock” is net tangible book value divided by the total number of shares of common stock outstanding.

After giving effect to adjustments relating to this offering, our pro forma net tangible book value on January 30, 2005 would have been $             million or $             per share of common stock. The adjustments made to determine pro forma net tangible book value per share are the following:

•	the automatic conversion of all of our outstanding shares of Series A preferred stock into 364,000 shares of our common stock effective upon the closing of this offering;

•	an increase in total assets to reflect the net proceeds of the offering as described under “Use of Proceeds” (assuming that the public offering price will be $ per share, the midpoint of the range on the cover of this prospectus); and

•	the addition of shares offered by us in this prospectus to the number of shares outstanding.

The following table illustrates the pro forma increase in net tangible book value of $             per share of common stock and the dilution of $             per share (the difference between the offering price per share and net tangible book value per share) to new investors:

Assumed public offering price per share of common stock		$
Net tangible book value per share of common stock as of January 30, 2005	$0.75
Increase in net tangible book value per share of common stock attributable to this offering

Pro forma net tangible book value per share of common stock as of January 30, 2005 after giving effect to this offering

Dilution per share of common stock to new investors in this offering		$

The following table summarizes, on a pro forma basis as of January 30, 2005, the differences between our existing stockholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid. The table assumes that the public offering price will be $             per share of common stock.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing stockholders (1)(2)	1,251,771%		$25,641,941%		$20.48
New investors (3)

Total		100%		$100%

(1)	Includes 364,000 shares of our preferred stock, which will convert automatically into 364,000 shares of common stock effective upon the closing of this offering.
(2)	Does not give effect to sales of shares by the selling stockholders in this offering.
(3)	If the underwriters exercise their over-allotment option in full: (a) the number of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of common stock outstanding; and (b) the number of newly issued shares of common stock held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

As of January 30, 2005, there was an aggregate of 97,762 shares of our common stock subject to outstanding options under our 1999 Stock Option Plan at a weighted average exercise price of $38.03 per share. The following table adjusts the information set forth in the table above to reflect the assumed exercise of options outstanding as of January 30, 2005, that are described in the preceding sentence:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing stockholders (1)(2)	1,251,771%		$25,641,941%		$20.48
Option holders	97,762		3,717,889		38.03
New investors

Total		100%		$100%

(1)	Includes 364,000 shares of our preferred stock, which will convert automatically into 364,000 shares of common stock effective upon the closing of this offering.
(2)	Does not give effect to sales of shares by the selling stockholders in this offering.

Assuming the exercise of the foregoing outstanding options, dilution to new investors in net tangible book value per share would be $            .

Selected Financial Data

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The financial information as of January 30, 2005 and February 1, 2004 and for the three fiscal years ended January 30, 2005, February 1, 2004 and February 2, 2003 set forth below was derived from our audited financial statements, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, and included elsewhere in this prospectus. The financial information as of February 2, 2003, January 27, 2002 and January 28, 2001 and for the two fiscal years ended January 27, 2002 and January 28, 2001 set forth below, which have also been audited by Deloitte & Touche LLP, was derived from our audited financial statements not included in this prospectus.

	Fiscal Year Ended (1)
	January 28, 2001	January 27, 2002	February 2, 2003	February 1, 2004	January 30, 2005
	(in thousands, except share and per share amounts and operating data)
Statement of Operations Data:
Net sales	$62,756	$80,118	$108,287	$154,936	$225,179
Cost of sales	44,356	56,168	75,815	109,359	159,124

Gross margin	18,400	23,950	32,472	45,577	66,055
Selling, general and administrative expenses	16,973	20,965	27,830	38,450	57,344

Income from operations	1,427	2,985	4,642	7,127	8,711
Net interest expense	494	426	196	1	73

Income before income taxes	933	2,559	4,446	7,126	8,638
Income tax expense	339	987	1,807	2,759	3,266

Net income	594	1,572	2,639	4,367	5,372
Accretion of preferred stock	–	–	28	66	66

Net income available to common stockholders	$594	$1,572	$2,611	$4,301	$5,306

Net income per share:
Basic	$0.49	$1.30	$2.45	$5.00	$6.02
Diluted	$0.49	$1.30	$2.09	$3.41	$4.15
Weighted average shares used to compute net income per share:
Basic	1,213,333	1,213,333	1,067,845	861,141	881,253
Diluted	1,213,333	1,213,333	1,261,230	1,280,692	1,293,816
Pro forma net income per share (2):
Basic					$4.31
Diluted					$4.15
Weighted average shares used to compute pro forma net income per share:
Basic					1,245,253
Diluted					1,293,816
Operating Data:
Number of stores open at beginning of fiscal year	45	57	68	86	122
Number of new stores opened during fiscal year	12	12	20	37	49
Number of stores closed during fiscal year	0	1	2	1	4
Number of stores open at end of fiscal year	57	68	86	122	167
Comparable store sales change (%) (3)	10.7	9.4	8.2	6.2	3.1
Square footage of stores at end of fiscal year	451,841	547,140	708,933	1,068,711	1,618,029

(footnotes on following page)

	As of
	January 28, 2001	January 27, 2002	February 2, 2003	February 1, 2004	January 30, 2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$857	$1,463	$3,473	$2,853	$2,403
Working capital	2,793	5,177	10,620	12,027	14,665
Total assets	18,431	23,752	33,668	52,517	75,635
Total indebtedness	4,952	6,026	15	8	2,531
Convertible preferred stock (4)	–	–	24,696	24,762	24,828
Total stockholders’ equity	2,109	3,681	(8,532)	(3,931)	1,503

(1)	We operate on a 52- or 53-week fiscal year, which ends on the Sunday closest to January 31 in each year. Each fiscal year presented consists of 52 weeks, except for the fiscal year ended February 2, 2003, which had 53 weeks.
(2)	Pro forma basic and diluted net income per share has been computed to give effect to the conversion of all 364,000 shares of our Series A preferred stock into common stock upon the closing of this offering, on an as-converted basis, for the fiscal year ended January 30, 2005.
(3)	Comparable store sales are based on net sales and stores are considered comparable beginning in their fifteenth full calendar month of operation.
(4)	All 364,000 outstanding shares of convertible preferred stock will convert automatically into 364,000 shares of common stock upon the closing of this offering.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We own and operate a specialty chain of retail stores selling high quality, value priced bedding, bath products, window coverings and other home furnishings products in the United States. As of January 30, 2005, we operated 167 stores in 11 states. Our stores are located in power centers and neighborhood strip centers in densely populated areas with median household incomes between $35,000 and $75,000 per year and with large African American and Hispanic populations. We seek to offer our customers a broad selection of fashionable, high quality merchandise that is tailored to their tastes and preferences in an attractive store environment with superior customer service. In this way, we believe that we provide our customers with an appealing and convenient home furnishings shopping experience previously unavailable in their neighborhoods.

We opened our first store in Los Angeles, California in fiscal year 1987. During the period from fiscal year 1987 to fiscal year 1993, we opened 52 stores located primarily in the Southern and Northern California markets. In fiscal year 1993, following a confluence of extraordinary events in Southern California, we filed for bankruptcy protection under Chapter 11 and closed 29 stores. These events included a severe regional recession, a regional decline in housing values, and civil disturbances in Los Angeles. In fiscal year 1994, we emerged from bankruptcy, and over the next five years we continued to refine our store model, merchandise mix and real estate strategy while developing a solid operating and financial base.

In fiscal year 1998, we implemented an aggressive growth strategy that included accelerating our pace of new store openings and expanding into new metropolitan markets outside of California. In 2002, Rosewood Capital made an investment in our Series A preferred stock in the amount of $25 million, of which $15 million was used by us to repurchase shares from certain existing shareholders and $10 million was utilized for working capital purposes, including adding new stores. The number of stores we operate has increased by 122 stores during the past five fiscal years including a net increase of 45 stores in fiscal year 2004.

From fiscal year 2000 to fiscal year 2004, our net sales have grown at a compound annual growth rate of 37.6% from $62.8 million to $225.2 million and our net income has grown at a compound annual growth rate of 73.4% from $0.6 million to $5.4 million. We have achieved positive quarterly comparable store sales growth in every fiscal quarter for the past 29 consecutive quarters. Comparable store sales for fiscal year 2004 increased by 3.1% as compared with increases of 6.2% and 8.2% in fiscal years 2003 and 2002, respectively. The continued increase in comparable store sales is reflective of our success in increasing both customer traffic and transaction size in our stores.

We believe we have an attractive new store model to help drive our future growth. Generally, we are able to recover our initial store investment in new stores within 24 months after a store opening. The stores we opened in fiscal year 2003 achieved average net sales in their first 12 months of operations of $1.5 million per store with an average operating margin of 9.6%. Our average investment for these stores was approximately $273,000, which includes leasehold improvements, equipment, the cost of inventory (net of payables) and pre-opening expenses, consisting of payroll, benefits and travel expenses related to these openings. These average investment amounts do not include the cost of acquired leases.

From time to time, we will consider the acquisition of leases that present an economically attractive opportunity for us to enter locations that meet our site selection criteria and new store model requirements. In fiscal years

2003 and 2004, we acquired an aggregate of 30 store leases from other retailers that averaged 12,288 square feet per store. These acquisitions were the primary reason that our average store size increased from approximately 8,200 square feet in fiscal year 2002 to approximately 9,700 square feet in fiscal year 2004. As a result of the larger store size, our average store investment increased to approximately $286,000 per store for fiscal year 2004. We do not expect these trends to continue in the future as we intend to open stores in what we consider to be our ideal size range of between 8,000 and 10,000 square feet per store.

We expect to open approximately 50 new stores in fiscal year 2005 and approximately 60 new stores in fiscal year 2006. During this time, we intend to enter new markets that include Detroit, Washington DC/Baltimore, Tampa/St. Petersburg, Orlando and Milwaukee. As of May 1, 2005 we have opened 15 of these stores and have signed leases for an additional 18 stores. In identifying new store locations, we target sites that meet certain population density, ethnic, co-tenancy and income criteria. We believe that the number of potential sites for new stores that meet our basic demographic qualifications is well in excess of our anticipated store growth. Our purchasing and advertising is centralized through our corporate office, and our stores utilize centralized information technology systems, which, together, provide a level of scalability that we believe is sufficient to facilitate our future growth.

We believe there are substantial opportunities to continue to increase net sales by expanding our product offerings within existing categories, entering complementary categories and introducing higher quality, higher margin products. We also continue to work to drive traffic in our stores through targeted advertising. From a margin perspective, we have experienced a modest decrease in our gross margin from 30.0% in fiscal year 2002 to 29.3% in fiscal year 2004. This decrease was the result of increased occupancy expense, principally related to larger, acquired stores and freight. Our product margin increased from fiscal year 2002 to fiscal year 2004. At the same time, as our total net sales grow, we also expect our selling, general and administrative expenses to decrease as a percentage of net sales, by leveraging our corporate expenses over an increased revenue base.

We have incurred and will continue to incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

Internal Controls

During the audit of our fiscal year 2004 financial statements, our independent registered public accounting firm issued a letter to our audit committee noting a significant deficiency in the design and operation of certain internal controls that they deemed to constitute a reportable condition. This reportable condition related to our not adequately analyzing our reserves for excess and obsolete merchandise inventories, which resulted in an audit adjustment of approximately $106,000 for our fiscal year 2004. Our independent registered public accounting firm recommended that we implement a formal policy to evaluate and monitor excess and obsolete merchandise inventories and establish appropriate write-downs. This policy has been implemented starting with the first fiscal quarter of fiscal year 2005.

In preparation for this filing, we commenced a review of our existing internal controls. In 2004, we engaged a consulting firm to assist us in the planning and implementation of improvements to our internal controls, including documenting and testing our internal controls in advance of our requirement to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which we anticipate will occur in January of 2007. While we believe that such measures will improve our internal controls, we recognize that the process of designing, implementing and maintaining effective internal controls is a continuous process that requires us to anticipate and react to changes in our business and the economic and regulatory environment. We anticipate expending significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

Basis of Presentation

Net sales consist of both our in-store sales and online sales. Store sales consist of sales of merchandise to customers at our stores and online sales, which accounted for less than 1% of our total sales, consist of sales of merchandise from orders placed through our website.

Cost of sales consists of the cost of the products we sell, including shipping and distribution costs, buying costs and store occupancy costs.

Selling, general and administrative expenses consist of corporate expenses, advertising, store salaries, other store expenses and depreciation and amortization.

We operate on a 52 or 53 week fiscal year ending on the Sunday closest to January 31 in each year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five to six years. Each fiscal quarter ends on the Sunday closest to the last day of the third, sixth and ninth month, respectively, of each fiscal year. Our 2002 fiscal year ended on February 2, 2003, our 2003 fiscal year ended on February 1, 2004, and our 2004 fiscal year ended on January 30, 2005. Each of fiscal years 2003 and 2004 consisted of 52 weeks and fiscal year 2002 consisted of 53 weeks.

Results of Operations

The following table sets forth information for fiscal years 2002, 2003 and 2004 both in dollars and as a percentage of net sales.

	Fiscal Year 2002 (1)	% of total net sales	Fiscal Year 2003	% of total net sales	Fiscal Year 2004	% of total net sales
	(in thousands, except percentages)
Net sales	$108,287	100.0	$154,936	100.0	$225,179	100.0
Cost of sales	75,815	70.0	109,359	70.6	159,124	70.7

Gross margin	32,472	30.0	45,577	29.4	66,055	29.3
Selling, general and administrative expenses	27,830	25.7	38,450	24.8	57,344	25.5

Income from operations	4,642	4.3	7,127	4.6	8,711	3.8
Interest expense—net	196	0.2	1	–	73	–

Income before income taxes	4,446	4.1	7,126	4.6	8,638	3.8
Income taxes	1,807	1.7	2,759	1.8	3,266	1.4

Net Income	$2,639	2.4	$4,367	2.8	$5,372	2.4

(1)	Fiscal year 2002 was comprised of 53 weeks.

The following table provides information for fiscal years 2002, 2003 and 2004 about the number of stores open at the end of each fiscal period and the percentage increase in comparable store sales.

	Fiscal Year 2002	Fiscal Year 2003	Fiscal Year 2004
Number of stores open at end of fiscal period (1)	86	122	167
Number of net stores added during fiscal year	18	36	45
Increase in comparable store sales (%) (2)	8.2	6.2	3.1
Total square footage (end of period)	708,933	1,068,711	1,618,029

(1)	During fiscal years 2002, 2003 and 2004, we closed two, one and four stores, respectively. As of May 1, 2005, no stores had been closed in fiscal year 2005.
(2)	Stores are included in comparable store sales beginning on the first day of the fifteenth full month of operations.

Comparison of Fiscal Year 2004 (52 Weeks) to Fiscal Year 2003 (52 Weeks)

Net sales. During fiscal year 2004, net sales increased $70.2 million, or 45.3%, to $225.2 million from $154.9 million in fiscal year 2003. Approximately $45.4 million of this increase resulted from our opening 49 new stores during fiscal year 2004. The remaining increase was due to the inclusion in our net sales of a full year of operations from the 37 stores opened during fiscal year 2003 and growth in comparable store sales during fiscal year 2004. The increase in comparable store sales during fiscal year 2004 resulted from increases in both average transaction amounts and customer transactions per store. The increase in average transaction amounts resulted primarily from the introduction into our product range of higher price point items including luxury bedding and new products such as dinnerware and housewares.

Cost of sales. Cost of sales increased $49.8 million, or 45.5%, to $159.1 million in fiscal year 2004 from $109.4 million in fiscal year 2003. The dollar increase in cost of sales in fiscal year 2004 was primarily attributable to the 45.3% increase in net sales during the same period. As a percentage of net sales, cost of sales increased slightly to 70.7% in fiscal year 2004 from 70.6% in fiscal year 2003. The increase in cost of sales as a percentage of net sales was primarily a result of increased occupancy expenses associated with larger store sizes and higher freight costs in new markets, offset by lower product costs due to increased volumes of merchandise that we purchased.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $18.9 million, or 49.1%, to $57.3 million in fiscal year 2004 from $38.5 million in fiscal year 2003. As a percentage of net sales, selling, general and administrative expenses increased to 25.5% in fiscal year 2004 from 24.8% in fiscal year 2003. The increase was primarily due to additional payroll costs associated with the addition of management personnel for new regions in which we opened stores, hiring additional corporate staff to support our growth, and increased corporate level general and administrative expenses associated with preparation for our becoming a publicly traded company.

Interest expense—net. We incurred $73,000 of net interest expense in fiscal year 2004. Our net interest expense in fiscal year 2003 was negligible, as our bank credit facility was not used during most of the year.

Income taxes. Income tax expense was $3.3 million in fiscal year 2004 as compared to $2.8 million in fiscal year 2003. Our effective tax rate was 37.8% in fiscal year 2004 and 38.7% in fiscal year 2003. The decrease in our effective tax rate for fiscal year 2004 was due to the change in the aggregate state income tax rate arising from the mix of stores which we opened in different states during these two fiscal years.

Net income. As a result of the foregoing factors, net income increased 23.0% to $5.4 million, or 2.4% of net sales, in fiscal year 2004 from $4.4 million, or 2.8% of net sales, in fiscal year 2003.

Comparison of Fiscal Year 2003 (52 Weeks) to Fiscal Year 2002 (53 Weeks)

Net sales. During fiscal year 2003, net sales increased $46.6 million, or 43.1%, to $154.9 million from $108.3 million in fiscal year 2002. Approximately $33.3 million of this increase resulted from our opening 37 new stores during fiscal year 2003. The remaining increase was due to the inclusion in our net sales of a full year of operations from the 20 stores opened during fiscal year 2002 and growth in comparable store sales during fiscal year 2003. The increase in comparable store sales during fiscal year 2003 resulted from increases in both average transaction amounts and customer transactions per store. The increase in average transaction amounts resulted primarily from the addition of decorative accessories and impulse items such as candles, potpourri and silk florals, and an increase in the number of customer transactions resulted primarily from aggressive advertising during key holidays. Fiscal year 2002 had one more week than fiscal year 2003. This extra week was included in our fourth fiscal quarter of fiscal year 2002.

Cost of sales. Cost of sales increased $33.5 million, or 44.2%, to $109.4 million in fiscal year 2003 from $75.8 million in fiscal year 2002. The dollar increase in cost of sales in fiscal year 2003 was primarily attributable to the 43.1% increase in net sales during the same period. As a percentage of net sales, cost of sales increased to 70.6% in fiscal year 2003 from 70.0% in fiscal year 2002. The increase in cost of sales as a percentage of net sales in fiscal year 2003 compared to fiscal year 2002 was primarily a result of higher freight costs in newer markets, partially offset by lower product costs due to increased volumes of merchandise that we purchased, a general decline in merchandise prices throughout the industry and increased sales of higher margin products.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $10.6 million, or 38.2%, to $38.5 million in fiscal year 2003 from $27.8 million in fiscal year 2002. As a percentage of net sales, general, administrative and store expenses decreased to 24.8% in fiscal year 2003 from 25.7% in fiscal year 2002. The decrease in these expenses as a percentage of net sales resulted from leveraging our corporate overhead expenses over increased net sales across a greater number of stores, partially offset by increases in costs associated with our stores as the number of stores has increased. The dollar increase in these expenses resulted primarily from the expenses associated with opening and operating new stores.

Interest expense—net. Our net interest expense in fiscal year 2003 was negligible, as our bank credit facility was not used during most of the year, and the interest that was paid was offset by the interest earned on our cash and cash equivalents balances. We incurred $196,000 of net interest expense in fiscal year 2002 as a result of outstanding borrowings on our credit line during the fiscal year.

Income taxes. Income tax expense was $2.8 million in fiscal year 2003, compared to $1.8 million in fiscal year 2002. The effective tax rate was 38.7% in fiscal year 2003 and 40.7% in fiscal year 2002. The decrease in the effective tax rate for fiscal year 2003 compared to fiscal year 2002 was due to the change in the aggregate state income tax rates arising from the mix of stores which we opened in different states during these two fiscal years.

Net income. As a result of the foregoing factors, net income increased 65.5% to $4.4 million, or 2.8% of net sales, in fiscal year 2003 from $2.6 million, or 2.4% of net sales, in fiscal year 2002.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly results of operations for fiscal years 2003 and 2004. Each quarterly period presented below consisted of 13 weeks. The information for each of these periods has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus. This information includes all adjustments, consisting only of normal and recurring adjustments, that management considers necessary for the fair presentation of such data. This data should be read in conjunction with the audited financial statements included elsewhere in this prospectus. The results of operations for historical periods are not necessarily indicative of results for any future period. Due to the holiday selling season, the fourth quarter of each fiscal year has historically contributed, and we expect it will continue to contribute, a disproportionately large percentage of our net sales for the entire fiscal year. We expect our quarterly results of operations to fluctuate, based upon such factors as the number and timing of store openings and related preopening store expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of markdowns, store closings, refurbishments or relocations, seasonal trends, competitive factors, weather conditions and general economic conditions.

	Quarter Ended
	May 4, 2003	Aug. 3, 2003	Nov. 2, 2003	Feb. 1, 2004	May 2, 2004	Aug. 1, 2004	Oct. 31, 2004	Jan. 30, 2005
	(in thousands, except operating data)
Statement of Operations Data
Net sales	$32,805	$33,106	$37,906	$51,119	$47,559	$49,105	$54,357	$74,158
Cost of sales	23,058	23,235	26,630	36,436	33,749	34,593	38,301	52,481

Gross margin	9,747	9,871	11,276	14,683	13,810	14,512	16,056	21,677
Selling, general and administrative expenses	7,741	8,751	10,713	11,245	11,871	13,234	15,054	17,185

Income from operations	2,006	1,120	563	3,438	1,939	1,278	1,002	4,492
Interest (income) expense—net	(4)	(2)	10	(3)	5	(2)	60	10

Income before income taxes	2,010	1,122	553	3,441	1,934	1,280	942	4,482
Income tax expense	778	434	214	1,333	731	484	356	1,695

Net income	1,232	688	339	2,108	1,203	796	586	2,787
Accretion of preferred stock	17	17	16	16	17	17	16	16

Net income available to common stockholders	$1,215	$671	$323	$2,092	$1,186	$779	$570	$2,771

Operating Data
Number of stores open at the end of the quarter	94	104	119	122	132	141	160	167
Comparable store sales change (%) (1)	2.6	5.3	5.8	10.0	2.5	2.0	4.6	3.1

(1)	Comparable store sales are based on net sales and stores are considered comparable beginning in their fifteenth full calendar month of operation.

Liquidity and Capital Resources

Our cash requirements are primarily for working capital and for the opening of new stores. Historically, we have funded our operations primarily through cash flows from operations, short-term borrowings under our bank credit facility and the private placement of equity securities.

Discussion of Cash Flows

For fiscal year 2004, cash and cash equivalents decreased by $0.5 million to $2.4 million at the end of fiscal year 2004 from $2.9 million at the end of fiscal year 2003. Cash and cash equivalents decreased by $0.6 million to $2.9 million at the end of fiscal year 2003 from $3.5 million at the end of fiscal year 2002. The primary contributors to the decrease in cash and cash equivalents during fiscal year 2004 were the use of $10.1 million of cash for purchases of furniture, fixtures and equipment for our new stores, for our corporate infrastructure expansion and the opening of new stores and acquiring store leases, partially offset by $8.0 million of cash provided by operating activities. The primary contributor to the decrease in cash and cash equivalents during fiscal year 2003 was the use of $7.5 million of cash for the purchases of furniture, fixtures and equipment, primarily for our new stores, partially offset by $6.7 million of cash provided by operating activities.

Net cash provided by operating activities was $8.0 million for fiscal year 2004, $6.7 million for fiscal year 2003 and $2.4 million for fiscal year 2002. Net cash provided by operating activities increased in fiscal year 2004 compared to fiscal year 2003 primarily because of the growth in net sales achieved by our business, partially offset by expenditures associated with opening 49 new stores during fiscal year 2004, including increased inventory levels to support the new stores. Net cash provided by operating activities increased in fiscal year 2003 compared to fiscal year 2002 because of the growth in net sales achieved by our business, partially offset by expenditures associated with opening 37 new stores during fiscal year 2003, including increased inventory levels to support the new stores.

Net cash used in investing activities was $11.1 million for fiscal year 2004, $7.5 million for fiscal 2003 and $4.0 million for fiscal year 2002. Net cash used in investing activities for fiscal years 2004, 2003 and 2002 was primarily attributable to expenditures for furniture, fixtures and equipment for our corporate infrastructure and new stores.

In fiscal year 2005, we anticipate that our investment in property and equipment will increase to between approximately $10.5 million and $11.5 million, from $10.1 million in fiscal year 2004. This increase is a result of our planned opening of approximately 50 new stores in fiscal years 2005, the aggregate cost of which we expect to be between approximately $8.0 million and $8.5 million, as well as our planned investment of approximately $1.5 million in additional information systems and technology and another $1.0 million for other corporate equipment in fiscal year 2005. We expect our investment in property and equipment in subsequent years to increase due to our continued store expansion. We plan to finance these investments in fiscal year 2005 from cash flows from operations and the proceeds of this offering.

Net cash provided by financing activities was $2.6 million for fiscal year 2004, $203,000 for fiscal year 2003 and $3.7 million for fiscal year 2002. Net cash provided by financing activities for fiscal year 2004 was primarily attributable to an increase in borrowings under our bank credit facility. Net cash provided by financing activities during fiscal year 2003 resulted primarily from the sale of common stock. Net cash provided by financing activities during fiscal year 2002 resulted primarily from $24.7 million cash proceeds we received from the issuance of shares of our Series A convertible preferred stock, offset by $15.0 million used to repurchase shares of our common stock and $6.0 million to repay borrowings under our bank credit facility.

Until required for other purposes, our cash and cash equivalents are maintained in deposit accounts or highly liquid investments with original maturities of 90 days or less at the time of purchase.

Liquidity Sources, Requirements and Contractual Cash Requirements and Commitments

Our principal sources of liquidity as of January 30, 2005 consisted of: (1) $2.4 million in cash and cash equivalents; (2) a $15.0 million operating line of credit under our bank credit facility, of which $2.4 million had been drawn down as of January 30, 2005; and (3) cash we expect to generate from operations during our 2005 fiscal year.

Historically, our principal liquidity requirements have been to meet our working capital and capital expenditure needs.

In fiscal years 2005 and 2006, we expect to spend a total of approximately $13.7 million and $16.5 million, respectively, to open new stores. We expect to be able to finance our expansion program using cash we generate from operations and from the proceeds of this offering. From time to time we expect to be presented with opportunistic acquisition proposals, similar to those pursuant to which we acquired ten former Strouds’ leases during fiscal year 2003 and 14 former Factory2U leases, a One Price Clothing lease, and five additional leases pursuant to our acquisition of assets of Ostrow Textiles in fiscal year 2004. We intend to finance any such future acquisitions by using the net proceeds of this offering and draws on our line of credit facility as needed to supplement available cash generated from operations.

We believe that our sources of cash, together with the proceeds of this offering, will be sufficient to fund our operations and anticipated capital expenditures (including our store expansion program) for at least the next 18 to 24 months. Our ability to fund these requirements and comply with the financial covenants under our bank credit agreement will depend on our future operations, performance and cash flow and is subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Our growth strategy is substantially dependent on growing the number of stores we have, which will require additional capital. We cannot assure you that additional funds will be available when needed on terms acceptable to us, or at all.

The following table summarizes our future contractual obligations as of January 30, 2005:

	Payment due by period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Bank credit facility	$2,414	$–	$2,414	$–	$–
Operating lease obligations	122,079	19,751	37,440	29,994	34,894
Capital lease obligations	128	66	62	–	–

Total	$124,621	$19,817	$39,916	$29,994	$34,894

(1)	Operating lease obligations consist of store and office lease obligations. Capital lease obligations consist of obligations under equipment leases. Subsequent to January 30, 2005, we have entered into additional operating leases with additional minimum lease obligations of $30.5 million.

In addition, our $15.0 million bank credit facility with Bank of America, N.A. is subject to availability guidelines that specify the amount that can be borrowed under the facility at any given time to provide working capital and expires on September 30, 2006. Amounts borrowed under this bank credit facility bear interest at an annual rate equal, at our option, to either (1) the lender’s prime lending rate (less 0.25% if we meet certain financial ratio tests) or (2) the lender’s inter-bank offered rate, or IBOR rate (plus 1.5% to 2.0%, depending on our financial ratios). Under our bank credit facility we may obtain letters of credit in an amount not to exceed $2.5 million outstanding at any time. Amounts borrowed under our bank credit facility are secured by our accounts receivable, inventory and equipment. Our bank credit facility also sets forth a number of affirmative and negative covenants to which we must adhere, including financial covenants that require us to maintain a certain level of tangible net worth, to achieve positive quarterly net earnings and to maintain a certain fixed charge coverage ratio. We are currently in compliance with all covenants under our bank credit facility. We have borrowed funds under our bank credit facility from time to time and periodically have repaid such borrowings with available cash. As of May 1, 2005, a total of $3.5 million was outstanding under our current line of credit with Bank of America. Our bank credit facility also provides for the issuance of letters of credit up to $2.5 million. Outstanding letters of credit reduce the borrowing capacity under such facility by the amount of such letters of credit. As of May 1, 2005 we had letters of credit totaling $450,000 issued and outstanding.

Off Balance Sheet Arrangements

At January 30, 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes.

Inflation

We do not believe that our operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that our operating results will not be affected by inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to interest rate risks primarily through borrowings under our bank credit facility. Interest on all of our borrowings under that facility is based upon variable interest rates as specified in our bank credit facility. As of May 1, 2005 we had borrowings of $3.5 million outstanding under our bank credit facility. Our weighted average borrowings outstanding during fiscal year 2004 were $3.0 million. Based on the foregoing, a hypothetical 10% increase or decrease in interest rates would not result in a material change to our annual interest expense.

We typically do not attempt to reduce or eliminate our market exposures on our investment securities because the majority of our investments are short-term. The fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the short-term nature of our investment portfolio.

We do not engage in financial transactions for trading or speculative purposes.

All of our sales, expenses, assets, liabilities and cash holdings are denominated in U.S. dollars, Although we are increasing our purchases of products manufactured outside of the United States, all of these transactions are settled in U.S. dollars and therefore we have only minimal exposure to foreign currency exchange risks, to the extent that movements in currency rates affect the U.S. dollar price of goods that we purchase outside of the United States. We do not hedge against foreign currency risks and we believe that our foreign currency exchange risk is immaterial.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for sales returns, inventories, income taxes, and contingencies and litigation. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our accounting policies are more fully described in Note 2 to our financial statements, which appear elsewhere in this prospectus. We have identified certain critical accounting policies which are set forth below.

Revenue Recognition. We recognize revenue on the date of purchase by customers at our retail store locations or upon delivery of orders placed through our website. We record the sale of gift cards as a current liability and recognize a sale when a customer redeems a gift card. Significant management judgments and estimates must be made and used in connection with determining sales recognized in any accounting period. Our management must make estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances in any accounting period. Although our actual returns historically have not differed materially from estimated returns, in the future, actual returns may differ materially from our reserves. As a result, our operating results and financial condition could be affected adversely.

Inventory. Our merchandise inventories are valued at the lower of cost or market. Cost has been determined using the first in, first out method. Management regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on current retail prices, the age of inventory and forecasts of future product demand. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory and further inventory write-downs may be required. Product demand is impacted by promotional incentives offered by us, such as advertised specials, point of sale promotions and markdowns, and customer preferences, among other things. The cost of any inventory write-down must be recognized in our costs of goods sold at the time of such write-down. Therefore, any significant unanticipated changes in demand could have a significant impact on the value of inventory and our reported operating results. Although our actual inventory write-downs historically have not differed materially from estimated inventory write-downs, in the future, actual inventory write-downs may differ materially from our reserves. As a result, our operating results and financial condition could be affected adversely.

Insurance Coverage. We are partially self-insured for our worker’s compensation coverage. Under this insurance program, we are liable for a deductible of $350,000 for each individual claim and an aggregate annual liability of $1.1 million. We record a liability for the actuarially estimated cost of claims both reported and incurred but not reported based upon our historical experience. The estimated costs include the estimated future cost of open claims. We will continue to adjust the estimates as our actual experience dictates. A significant change in the number or dollar amount of claims could cause us to revise our estimate of potential losses and affect our reported results.

Stock-Based Compensation. We account for employee and director stock options and restricted stock using the intrinsic-value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

Stock compensation expense, which is a noncash charge, results from stock option grants made to employees at exercise prices below the deemed fair value of the underlying common stock. Stock compensation expense is amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Options or Rewards. We have recorded deferred stock-based compensation representing the difference between the option exercise price and the fair value of our common stock on the grant date for financial reporting purposes. We determined the deemed fair value of our common stock based upon several factors, including operating performance, liquidation preferences of the preferred stock, an independent valuation analysis, the market capitalization of peer companies and the expected valuation we would obtain in an initial public offering. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, different amounts of stock-based compensation could have been reported.

We recorded stock-based compensation charges of $82,000 in fiscal year 2004. For the 36 month period from January 28, 2002 through January 30, 2005, we recorded amortization of deferred stock compensation of $328,000. At January 30, 2005, we had a total of $30,000 remaining to be amortized over the vesting period of the stock options.

Pro forma information regarding net income applicable to common stockholders and net income per share applicable to common stockholders is required in order to show our net income as if we had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This information is contained in Note 2 to our financial statements contained elsewhere within this prospectus. The fair values of options and shares issued pursuant to our option plan at each grant date were estimated using the Black-Scholes option-pricing model.

We currently are not required to record stock-based compensation charges if the employee stock option exercise price equals or exceeds the deemed fair value of our common stock at the date of grant. In December 2004, the FASB issued SFAS No. 123 (Revised 2004) Share Based Payment, which is a revision to SFAS 123 and supersedes APB 25 and SFAS 148. This statement requires that the estimated fair value resulting from all share-based payment transactions be recognized as compensation expense in the financial statements, effective from the beginning of our first fiscal year commencing after June 15, 2005. The adoption of SFAS 123R is expected to have an adverse effect on our results of operations.

The American Institute of Certified Public Accountants recently issued a practice aid titled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. In accordance with recommendations set forth in this practice aid, the following sets forth information relating to our option grants during the 24 month period ended January 30, 2005.

The fair value of common stock for options granted from February 1, 2003 through January 30, 2005 was estimated contemporaneously by our board of directors, with input from management. Using the most recent sale of our common stock, in an arms length transaction in December 2002 between Rosewood Capital and Wedbush Securities as a benchmark, our board of directors and management estimated the fair market value of our common stock on the option grant dates. Factors considered were our revenue and earnings growth, the value of comparable publicly traded companies and data received from our investment advisors. We did not obtain contemporaneous valuations by an unrelated valuation specialist because our efforts were primarily focused upon executing our strategic operating plan.

In March 2005, we obtained an independent third party valuation of our common stock as of August 1, 2003 and August 1, 2004, which were the respective grant dates for approximately 87% of the total stock options granted in the two years ended January 30, 2005. This independent valuation was based primarily on the use of the market approach. The market approach estimates value based on indicators resulting from market transactions. The approach consists of collecting data on the valuation of similar companies whose securities are traded in the public markets and, where available, for similar companies which have been acquired recently. Valuation adjustments were made for comparability differences in order to derive value indications for us. The market approach also encompasses the analysis of past transactions in our securities. The income approach was not deemed to be appropriate due the lack of long-term financial forecasts and our high growth rate as of August 1, 2003 and August 1, 2004. As the value of our equity was determined on a non-marketable, minority interest basis, the valuation incorporated discounts for lack of marketability and minority interest. The value of the common stock, on a per share basis, also incorporates assumptions about estimated time to liquidity event, volatility and the risk-free rate. The change in valuation between August 1, 2003 and August 1, 2004 is the result of our growth, changes in the market and changes in value relating to marketability, and estimated time to a liquidity event.

As the number of options granted on October 1, 2004 was relatively small, for the purposes of the October 1, 2004 grants, company management updated the valuation for changes in conditions from the independent August 1, 2004 valuation.

During the 12 month period ending April 30, 2005, we granted stock options with exercise prices as follows:

	Number of Options	Weighted Ave. Exercise Price per Share	Weighted Ave. Fair Market Value per Share
August 1, 2004	16,300	$65	$65
October 1, 2004	5,500	$72	$66

Accounting for Income Taxes. We record an estimated valuation allowance on our deferred tax assets if it is more likely than not that they will not be realized. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets, including judgments regarding whether or not we will generate sufficient taxable income to realize our deferred tax assets.

Store Leases. Rent expense on noncancellable leases containing known future scheduled rent increases are recorded on a straight-line basis over the term of the respective leases. The difference between our rent expense and rent paid is accounted for as deferred rent. When we receive cash allowances from landlords for leasehold improvements, they are deferred and amortized on a straight-line basis over the lease term, as a reduction of rent expense. These allowances are recorded as a reduction of deferred rent.

Valuation of Long-Lived Assets. The carrying value of long-lived assets, including amortizing intangible assets, held and used by us, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of the long-lived assets in not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Vendor Allowances. We receive funds for a variety of merchandising activities from the many vendors whose products we buy for resale in our stores. These incentives and allowances include volume or purchase based incentives, advertising allowances, and promotional discounts. The purpose of these incentives and allowances is generally to help defray the costs incurred by us for advertising, promoting and selling the vendor’s products. Allowances that relate to buying and merchandising activities are applied as a reduction of inventory and charged to cost of sales using a rational and systematic methodology, which results in the recognition of these incentives when the inventory related to the initial purchase is sold. Amounts that represent a reimbursement of specific identifiable incremental costs, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred.

Effect of Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R (Revised 2004), Share-Based Payments, which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on the fair value of the equity or liability instruments issued. We currently disclose pro forma compensation expense quarterly and annually. Upon adoption, the pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. On April 14, 2005, the Securities and Exchange Commission deferred the effective date of SFAS No. 123R to the beginning of the first fiscal year beginning after June 15, 2005. We are currently evaluating the method of adoption and the effect that the adoption of SFAS No. 123R will have on our financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 5, 2003, the FASB issued FASB Staff Position No. 150-3, deferring the effective date for the measurement provisions of paragraphs 9 and 10 of SFAS No. 150, as they apply to mandatorily redeemable non-controlling interests. This deferral is for an indefinite period. The adoption of SFAS No. 150 and FASB Staff Position No. 150-3 has not had, and is not expected to have, a material impact on our financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS No. 151 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153 Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. This statement amends APB Opinion No. 29 to eliminate the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provision in SFAS No. 153 is effective for nonmonetary asset exchanges incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS No. 153 will have a material impact on our financial position or results of operations.

Business

Overview

We are a rapidly growing specialty retailer of high quality, value priced domestics and home furnishings. We offer a broad selection of bed linens, window coverings, bath accessories and other home décor items, including decorative pillows, housewares, kitchen textiles and area rugs. As of January 30, 2005, we operated 167 stores in 11 states with an average store size of approximately 9,700 square feet. We locate our stores primarily in densely populated areas with large African American and Hispanic populations and with median annual household incomes between $35,000 and $75,000. We seek to offer our customers a broad selection of fashionable, high quality merchandise that is tailored to their tastes and preferences in an attractive store environment with superior customer service. In this way, we believe that we provide our customers with an appealing and convenient home furnishings shopping experience previously unavailable in their neighborhoods. We leverage our strong sourcing relationships and experienced buying team to offer our merchandise at every day low prices that are substantially below regular department store prices and less than, or comparable to, the prices generally available at home furnishings superstores.

We were founded in 1987 by our Chairman and Chief Executive Officer, Alan Gladstone, and opened our first store in Los Angeles, California. Mr. Gladstone named our company and our stores after his mother, Anna Gladstone. Through her hard work and dedication, Anna came to personify our commitment to providing moderate income consumers with the products they desire in a convenient, attractive store environment. Anna maintained an active presence in our stores until her death in 2002 and remains an inspiration for our strategy and our culture.

We expanded to 41 stores throughout California by the end of fiscal year 1998, at which point we implemented an accelerated growth strategy with a focus on national expansion. The number of stores we operate has increased by 122 stores during the past five fiscal years, including a net increase of 45 stores in fiscal year 2004. During that time we entered 13 new metropolitan markets, including Atlanta, Dallas, Miami and Chicago. We have also increased sales in our existing store base, having generated comparable store sales increases in each of the past 29 consecutive quarters. Since fiscal year 2000, we have increased net sales from $62.8 million to $225.2 million and net income from $0.6 million to $5.4 million, representing compounded annual growth rates of 37.6% and 73.4%, respectively. We expect to open approximately 50 new stores in fiscal year 2005, of which we have opened 15 as of May 1, 2005 and approximately 60 new stores in fiscal year 2006. During this time, we intend to enter new markets that include Detroit, Washington DC/Baltimore, Tampa/St. Petersburg, Orlando and Milwaukee.

Industry Background

The home furnishings market is large and growing, and encompasses a variety of goods, including textiles, housewares, furniture and accessories. According to Datamonitor plc, a business information company specializing in industry analysis and forecasts, retail sales of home furnishings in the United States were approximately $68.2 billion in 2003 and are expected to grow to $77.5 billion in 2008. Within this market, retail sales of textile products and floor coverings, which include our primary product lines such as bedding, bath linens and window coverings, totaled $25.6 billion in 2003.

Retailing of home furnishings is highly fragmented. Existing participants in this market include department stores, specialty home furnishings retailers and mass merchants. Department stores typically serve more affluent consumers and have lost market share. According to Home Furnishing News, department stores accounted for 18.0% of home textile sales in 2004, down from 21.0% in 2002. At the same time specialty home furnishing retailers and mass merchants have continued to expand, accounting for 67.0% of home furnishing textile sales in 2004, up from 65.0% in 2002. We believe that specialty home furnishings retailers also focus on more affluent consumers. While offering lower prices than department stores, these retailers compete based on the breadth and depth of selection as much as on price. Mass merchants, conversely, target the broadest segment of the population with a primary emphasis on price. They offer a wide range of products in multiple categories within a warehouse environment and do not focus on home furnishings. In addition, we believe they provide a level of product quality, fashion and customer service below that of specialty retailers and department stores. As a result, we believe that there is a continuing opportunity for a national home furnishings retailer that addresses the needs of moderate income consumers by delivering high quality, fashionable merchandise at value prices in a convenient and attractive shopping environment.

Our Customers

While we believe that our store concept and value proposition appeals to all consumers, we devote particular attention to meeting the needs of African American and Hispanic consumers. These consumers represent a significant portion of the population in the markets we serve and of our customer base. We expect to benefit from the following favorable trends related to this segment of our customer base:

•	Strong demographics—African Americans and Hispanics represent a growing segment of the population. According to the U.S. Census Bureau, African Americans and Hispanics comprised approximately 12.8% and 13.7%, respectively, of the U.S. population in 2003, compared to 12.3% and 9.0% in 1990 and are expected to comprise approximately 13.1% and 15.5%, respectively in 2010.

•	Increasing purchasing power—The purchasing power of African Americans and Hispanics is increasing. According to the Selig Center for Economic Growth at the University of Georgia, disposable income for African Americans and Hispanics grew from approximately $540 billion in 1990 to $1.1 trillion in 2003 and is expected to grow to approximately $2.0 trillion in 2009.

•	Increased home ownership—According to the Harvard’s Joint Center for Housing Studies, the number of African American and Hispanic homeowners will grow approximately 3.5% annually from 2005 to 2015 versus approximately 1.5% for the population at large. We believe that this trend will continue to fuel home furnishings spending as homeowners typically spend a larger amount of their income on home décor than non-homeowners.

Business Strengths

We believe the following business strengths enable us to be a leading specialty retailer of high quality, fashionable home furnishings at value prices.

Quality Products at Value Prices

We offer quality bedding, window coverings, bath products and other home décor items at compelling prices. Our stores typically provide products from the same well-known manufacturers that are carried by major department stores and specialty retail chains. We believe that our ability to source these products efficiently, maintain high sales levels and generate rapid inventory turnover, combined with mark-up and margin requirements that we believe are not as high as those of department stores and other specialty retail chains, enables us to offer merchandise at prices that are typically lower than department and specialty stores. At the same time, our sourcing relationships enable us to offer many brands that are unavailable at competing mass merchants or off-price retailers. Approximately 75% of our merchandise is re-orderable merchandise sourced from vendors based on ongoing purchasing relationships. The remainder of our product offering is comprised of opportunistic purchases, which include closeouts and factory overruns, and which are sold to us on a deeply discounted basis.

Focus on Moderate Income Customers

Our business model is focused on serving moderate income consumers with a median annual household income between $35,000 and $75,000, with a particular emphasis on African American and Hispanic consumers. Leveraging our experienced buying staff, we seek to provide these customers with compelling values on a broad selection of fashion oriented merchandise emphasizing styles and colors that are tailored to their tastes and preferences. We generally locate our stores in power centers or high-traffic, neighborhood strip centers within densely populated areas that are convenient to our customers. In addition, we target our advertising to the neighborhoods that surround our stores through direct mail. These advertisements prominently display the products that we offer and their low prices, thereby enabling us to effectively differentiate our products and their values from those of our competition.

Strong Sourcing Relationships

We maintain strong relationships with our suppliers. Our centralized four member buying team averages 15 years of retail buying experience. Their talent and experience, combined with our rapid growth and financial strength, have enabled us to establish long term relationships with a diverse group of vendors including the leading vendors in our industry. We work collaboratively with our vendors and seek to limit our requests for retail concessions such as promotional or markdown allowances. As a result, we believe that we are able to obtain reorderable goods on favorable terms and believe that we have established ourselves as a first call for many vendors on closeouts and other opportunistic purchases.

Attractive Store Environment

We seek to create an attractive store environment in which it is easy for our customers to view and purchase our products. Our stores feature carpeted floors, high quality wood fixtures built by our in-house carpenters, high ceilings and flush lighting. We use stimulating visual merchandising techniques, such as bath merchandise vignettes and fully dressed beds, which enable customers to envision how the products will look in their homes. Products such as window coverings and shower curtains are displayed hanging full length rather than in boxes. We believe that merchandising products this way enables us to highlight the quality and fashionable nature of our products, encourages customers to browse for longer periods and promotes add-on sales.

Compelling New Store Economics

Our new store model has proven to be profitable in a variety of geographic markets. Potential store sites are evaluated based on a number of criteria, including economic and demographic data and our internal financial return requirements. Generally, we recover our initial investment in a new store within 24 months after the store opens. Our new stores opened in fiscal year 2003 generated average net sales and store operating margin at $1.5 million and 9.6%, respectively, in their first 12 months of operations. The average investment for the new stores opened in fiscal year 2003 was $273,000, including leasehold improvements, equipment, the cost of inventory (net of payables) and preopening expenses. Preopening expenses consist of payroll, benefits and travel expenses. The average investment for the new stores opened in fiscal year 2004 was $286,000. This increase is primarily associated with acquired leases for stores that are larger than our average. We do not expect this trend to continue. Investment amounts do not include the cost of acquired leases.

High Level of Customer Service

We are committed to providing our customers with courteous, knowledgeable and efficient service in all of our stores. Many of our employees are bilingual and are drawn largely from the neighborhoods in which our stores are located, and therefore tend to reflect the demographics of our customer base. We believe that these factors help to make our customers feel comfortable, welcome and respected in our stores. We also seek to maintain a corporate culture that emphasizes customer service. We provide a formalized training program for all store associates and managers that is designed to make them more knowledgeable about our products and allow them to more effectively assist our customers. In addition, we offer our store level employees attractive financial incentives and rapid promotion opportunities, enabling us to achieve a relatively low turnover rate among our staff, particularly store managers. We believe that this leads to increased dedication of our personnel and, as a result, improved service.

Growth Strategy

Our growth strategy is to continue to expand our store base in both new and existing markets, while enhancing our operating performance with increasing comparable store sales and operating efficiencies.

Increasing our Store Base

We intend to continue our expansion by entering new markets throughout the United States and adding stores in markets that we currently serve. New markets provide opportunity for ongoing growth, while adding stores in our current markets enables us to capitalize on our name recognition while leveraging infrastructure. More than half of our stores have been opened within the last two fiscal years, primarily in new markets. In fiscal year 2005, we intend to open approximately 50 new stores in both existing and new markets including Detroit, Washington DC/Baltimore, Tampa/St. Petersburg, Orlando and Milwaukee, of which we have opened 15 as of May 1, 2005. We intend to open approximately 60 new stores in fiscal year 2006 and believe that we have the potential to eventually operate approximately 1,000 stores based on our current store model and the demographics of our customer base.

Enhancing Store Productivity

We are committed to increasing the productivity of our existing store base and have achieved positive quarterly comparable store sales growth for the last 29 consecutive quarters. We believe there are substantial opportunities to continue increasing comparable store sales, among other things, by expanding our product offerings within existing categories, entering complementary categories and introducing higher end products at higher price points, such as luxury sheet sets. We also continue to work to drive greater traffic to our stores through our targeted, direct mail advertising. These strategies have enabled us to increase both the number of transactions per comparable store and the average size of those transactions in each of the past three years.

Continuing to Improve our Profitability

We constantly seek to increase our profitability through improved product margins and through operating efficiencies at both the store and corporate levels. At the store level, we intend to continue to introduce and expand higher margin product categories, such as housewares and home décor, and increase our offering of direct imports and private label goods. As we grow, we also expect to benefit from purchasing economies, which we anticipate will enable us to obtain better prices and terms from our vendors. At the corporate level, we plan to enhance profitability by leveraging our fixed general, administrative and distribution costs, optimizing our supply chain to realize distribution efficiencies, and negotiating more favorable advertising rates.

Merchandising

Merchandising strategy

We offer a wide selection of quality home furnishings, tailored to the tastes and preferences of our core customers, at compelling values. Our stores offer approximately 10,250 stock keeping units, or SKUs, across our major product lines, providing customers with access to a wide assortment of colors and styles in each of our product categories. Within the categories we offer, our stores carry many of the same high quality, name brand products typically found at department or specialty retail stores. Approximately 75% of our merchandise is re-orderable merchandise sourced from vendors based on ongoing purchasing relationships. The remainder of our product offering is comprised of opportunistic purchases, which include closeouts and factory overruns, and which are sold to us on a deeply discounted basis. These opportunistic purchases enable us to leverage our high sales volumes and to offer particularly strong values to our consumers. A small portion of both our re-orderable and opportunistic merchandise purchases consist of factory seconds or irregulars. We only purchase irregular items if the irregularity does not adversely affect the appearance or functionality of the item. Finally, we have initiated a private label program. Our private label products enable us to leverage the strength of the Anna’s brand, drive additional margin and round out our product line.

Our merchandise selection is controlled by our central buying team. Although our product line is generally consistent in each store, the exact quantity, colors and styles of these products may differ store-to-store based on the store’s specific customer mix. The majority of our merchandise offering is devoted to categories such as bedding, bathroom accessories and window coverings, which have a greater fashion component and allows us to tailor our merchandise to the tastes and preferences of our core customers. This enables us to differentiate ourselves from our competitors while also generating attractive gross margins. We continually introduce new merchandise in order to maintain customer interest in our product selections and encourage frequent return visits to our stores. At the same time, we aggressively monitor sell through to maintain rapid inventory turnover, and our buyers review each department for markdowns on a weekly basis.

The table below details our product offering by category:

Category	Types of Products	% of Fiscal Year 2004 Sales
Bedding	Sheets, comforters, duvet covers, bedspreads, quilts, blankets, bed ruffles, bed pillows and mattress pads	40%

Bath	Towels, shower curtains and liners, waste baskets, mirrors, hampers, bathroom rugs, wall hardware and other bath accessories	18%

Window Coverings	Curtains, panels, draperies, valances, blinds and window hardware	21%

Decorative Accessories	Decorative pillows, slipcovers, area rugs, candles, framed art and silk florals	14%

Tabletop / Kitchen	Tablecloths, napkins, placemats, dinnerware, housewares and kitchen ensembles	7%

Pricing and Promotions

We have an every day low price strategy. Our ability to source our products efficiently, maintain high store productivity and generate rapid inventory turnover enables us to operate profitably with mark-up and margin requirements that we believe are not as high as those of department stores and other specialty retail chains. As a result, we are able to continually offer merchandise at prices that are typically lower than those of these competitors. Our prices are determined centrally and are uniform at all of our stores. However, as we continue to expand we may implement regional pricing adjustments from time to time. Display signage in our stores and our promotional materials show a manufacturer’s suggested retail price or a competitor’s price for many of the products we sell, further reinforcing to the customer the values we offer. Our management and buyers verify retail prices by reviewing our competitors’ advertisements and catalogues and manufacturers’ suggested retail price lists, as well as by visiting department or specialty stores selling similar merchandise.

Store Format and Presentation

As of January 30, 2005, we operated 167 stores in 11 states. Our average store size is approximately 9,700 square feet. Our prototype store size is between approximately 8,000 and 10,000 square feet, of which approximately 90% is devoted to retail selling space.

We seek to provide a comfortable shopping environment in our stores that is significantly more appealing than a typical warehouse or superstore format. All stores are carpeted and well lit and have drop ceilings, multi-station checkout counters and custom made wood display fixtures. Within the store, products are arranged by category, with complementary categories positioned in close proximity to one another. For example, decorative bedroom accessories are adjacent to the bedding area. Our highest margin categories, including window coverings, bath items and bedding, are located in the highest traffic area of the stores, closest to the main entrance. We use the area closest to the register to display impulse items and seasonal products during key selling seasons, such as Thanksgiving and Christmas.

We aim to present merchandise in a visually pleasing way that makes it easy for our customers to shop. Our stores have floor to ceiling product displays, including vignettes of our products that enable the customer to visualize how they will look in the home and to purchase fully coordinated and accessorized ensembles. In addition, drapes and shower curtains are displayed full length, on hanging rods, so that customers can touch and see the entire product in order to evaluate quality and pattern and, again, visualize how it will look in the home.

The substantial majority of our stores are operated under the “Anna’s Linens” name. We also operate a small number of stores in outlet centers using the name “The Linen Outlet”. These outlet centers draw customers from a broader demographic range than our conventional stores. Accordingly, we alter the merchandise mix in our outlet stores to include more of our higher-end merchandise. Otherwise, we operate our Linen Outlet stores in the same way that we operate our other stores, and any product that is sold in both our outlet and our conventional stores is priced identically. As of January 30, 2005, we operated five “Linen Outlet” stores, and we expect to add a limited number of new outlet stores in the future as opportunities arise.

Store Locations

Existing Locations

Since fiscal year 1999, we have expanded outside of California into 14 new metropolitan areas, starting with Houston, and then to New Orleans, Phoenix, Las Vegas, Atlanta, San Antonio, Birmingham, Miami, El Paso, Dallas, Chicago, Tucson, Mobile and Biloxi. In fiscal year 2005, we expect to expand into several new metropolitan areas including Detroit, Washington DC/Baltimore, Tampa/St. Petersburg, Orlando and Milwaukee.

The table below sets forth the number and location of our stores as January 30, 2005:

State	Number of Stores
Alabama	5
Arizona	14
California (Southern)	59
California (Northern)	19
Florida	9
Georgia	7
Illinois	8
Louisiana	10
Mississippi	1
Nevada	6
Texas	28
Washington	1

Total	167

Site Selection

Our choice of store locations is demographically driven. We seek to situate our stores in the neighborhoods where our core customers live. In identifying our store locations, we look for sites that meet our population density, ethnic and income criteria. Our in-house personnel work with local market real estate brokers and developers in identifying sites. We believe that the number of potential sites for new stores that meet our basic qualifications is well in excess of our anticipated store growth.

Within the neighborhoods that meet our demographic criteria, we seek locations in power centers anchored by national big box retailers and in neighborhood strip centers anchored by supermarkets and softline retailers. Many of our most successful stores are located in shopping centers anchored by a mass merchandise retailer, and we actively seek new store locations adjacent or close to them. We have developed relationships with selected large property development companies and real estate investment trusts, from which we lease multiple properties. We believe that we are a preferred, value-added tenant for these companies because we round out the tenant mix in their shopping centers and act as a destination store for these centers. Developers frequently contact us prior to the construction of new centers in order to assess our interest to locate a new store in these centers.

We lease all of our stores in order to minimize our cash investment in the properties and we expect that our policy of leasing, rather than owning, our store locations will continue as we expand. We lease properties on a build-to-suit basis per our standard specifications, which require few specialized improvements and can be adapted to a range of space configurations, which gives us flexibility with respect to the size and layout of the properties we can lease. We believe that our tenant improvement requirements are lower than most other retailers, allowing us to obtain more favorable rental rates. Our leases typically provide for original lease terms that generally range from five to ten years with multiple five year renewal options. We also typically include early termination options in our leases, which are triggered if our store sales fall below agreed upon levels. Some of our leases provide for scheduled rent increases and the majority of our store leases provide for contingent rent, based upon store sales in excess of stipulated amounts. We also usually seek co-tenancy rights from our landlords, so that our occupancy cost is reduced and we have termination rights if an anchor tenant vacates the center in which our store is located and is not replaced by a tenant of comparable type or quality.

From time to time we are presented with opportunities to acquire existing store leases from other retailers, often due to the bankruptcy of such retailers. In fiscal year 2004, for example, we acquired leases for 15 of our new stores from other retailers at a cost of approximately $702,000. In addition, we acquired five stores in a purchase transaction from a chain of linen stores in Florida for approximately $290,000. In total, we have obtained 30 store sites by acquisition since the beginning of fiscal year 2003, and we will continue to evaluate opportunities to expand in this fashion if and when they arise. We acquire existing store leases only when the store locations or the lease terms are equal to or more favorable than those that would be available to us for new leases.

New Store Openings

Our dedicated store opening crews are able to fixture, merchandise and open a new store within 14 days of delivery of the store for occupancy. Our custom made wood fixtures are designed and produced in house by our 32 member wood working staff at our 35,000 square foot facility in Santa Ana, California. In-house production of these fixtures enables us to control quality and design while providing significant savings per store, compared to buying fixtures of similar quality from third party vendors. Moreover, we can ensure the availability of these fixtures as needed for store openings.

Each of our new stores conducts a heavily promoted grand opening celebration. For grand openings, we utilize special advertising circulars that include special grand opening promotions, including point of sale discount coupons in order to encourage customers to visit the store. We mail these circulars in greater number and to a wider radius of zip codes than we use for our ongoing direct mail advertising program.

Store Operations

Employees and Training

A typical Anna’s Linens store has a full-time salaried manager as well as an assistant manager and six to eight clerks, all of whom are hourly employees. The number of total employees in each store varies based on the sales volume of, and number of shipments to, each store, in order to ensure appropriate staffing for efficient service. The number of part-time employees in each store also fluctuates depending upon our seasonal needs. Our stores are open seven days a week, generally from 10:00 a.m. to 9:00 p.m. Monday through Friday, 10:00 a.m. to 8:00 p.m. on Saturday and 10:00 a.m. to 7:00 p.m. on Sunday, except during the year-end holiday season when we extend our hours of operation. We currently have four regional managers who supervise our store base. We also have district managers who report to the appropriate regional manager and are responsible for approximately six stores. We expect to add more regional and district managers as our store base grows.

Our store personnel are usually drawn from the neighborhood surrounding each store. Combining employees drawn from our customer’s neighborhoods with our training and incentive programs has resulted in high employee retention rates, which we believe contributes to the quality of our customers’ experience. In many of the areas in which our stores are located, we believe that we offer employment opportunities that were not widely available to our employees prior to the opening of our stores.

All of our store associates participate in a training program administered by our full time training department, both in person and by intranet. Our store managers also complete a separate formalized training program. We compensate our store employees with what we believe are competitive salaries or hourly wages. We also maintain a quarterly bonus program for all store associates and managers, as well as an additional special bonus program for the holiday (November-December) season. Our bonus programs are based on three elements—sales volume, payroll percentage and the amount of product shrinkage. Our policy of promoting from within our store employee population enables valued employees to rise within our company and become store managers and supervisors. We believe that continued store expansion will provide significant additional opportunities for such advancement of our employees.

Loss Prevention

We have designed and implemented a comprehensive loss prevention program. Our loss prevention personnel work closely with our store employees to limit product theft, or shrinkage. We conduct pre-employment screening and background checks on all prospective new employees and we have security cameras and sensor tag systems in our stores to prevent shrinkage. Also, shrinkage prevention is one of the basic elements of our bonus program for store employees. As a result of these measures, we have been able to maintain a shrinkage rate of less than 2% of net sales for nine consecutive years.

Internet Store

We commenced online sales of our products through our www.AnnasLinens.com website on a limited basis, in April 2003. Using our website, customers can purchase merchandise, view ads, locate stores, and send inquiries to our staff. Order fulfillment for our internet operations is currently conducted in a dedicated area of one of our store locations in California, and we intend to expand fulfillment to a second store located in the Eastern half of the United States within the next two years. We anticipate that expanding fulfillment to a second location will decrease shipping time to the customer and lower our shipping costs.

Sourcing and Allocation

We seek to maintain strong relationships with our suppliers. In fiscal year 2004, we sourced product from 179 suppliers located in both North America and Asia. At the same time, we identify two or three vendors in each of our product categories as our key vendors. We believe that the strength of our relationships, combined with our rapid growth and strong financial position make us particularly attractive to both current and potential suppliers.

Our buying staff is centrally located at our corporate offices. Our buyers have an average of over 15 years in retail buying experience. The buying team sources products from both manufacturers and distributors. Our buyers are responsible for selecting and procuring the merchandise including conducting negotiations with suppliers. They monitor our inventory and associated purchasing needs through daily detailed sales results by specific product and feedback from district managers, conducted through weekly conference calls and regular in-person meetings.

Approximately 75% of our product offering consists of re-orderable merchandise, sourced from vendors based on ongoing purchasing relationships. The remainder of our offering is comprised of opportunistic purchases which include closeouts as well as factory overruns, which are sold to us on a deeply discounted basis. These opportunistic purchases enable us to leverage our high volumes and to offer particularly strong values to our consumers. The majority of our opportunistic purchases come from our largest vendors, due in part, we believe, to our centralized buying staff’s ability to act quickly to identify and respond to these opportunities and our willingness to purchase less than a full assortment of sizes, colors and styles. A small portion of both our re-orderable and opportunistic merchandise purchases consist of factory seconds or irregulars. We only purchase such items if the irregularity does not adversely affect the appearance or functionality of the item. We believe our relationships with our suppliers allow us to purchase merchandise on favorable terms and receive first calls on opportunistic purchases, thereby enabling us to offer high quality products to our customer at compelling values.

In fiscal year 2004, our largest vendor supplied us with products representing approximately 9% of our purchases, and products supplied by our three largest vendors represented approximately 22% of our purchases. While we are not party to any long term supply agreements, we believe that the supply of product in the home textiles industry greatly exceeds demand. If we were unable for any reason to continue our relationship with any supplier, we believe there are multiple alternative sources of supply available to us, on similar terms, for both opportunistic purchases and re-orderable items. We use a mix of domestic and international vendors, and are increasing our imports from foreign manufacturers and distributors, especially those located in Asia. These overseas manufacturers are increasingly producing the same or higher quality merchandise as domestic manufacturers at lower costs and are becoming a larger portion of the supply in the industry.

Our category managers are responsible for allocating the proper merchandise to each store. Merchandise is allocated by quantity and category, in accordance with each store’s profile, taking into account historical sales patterns and the ethnicity of a store’s customers. In addition, we are able to transfer inventory as needed between stores to respond to customer demand. Sales information is reviewed on a daily basis by our staff in order to ensure adequate replenishment. Store managers can, and are encouraged to, contact category managers and buyers with allocation recommendations.

Distribution

We contract with third party warehousing and shipping companies who work with our suppliers to provide distribution. Our merchandise is delivered from our suppliers to cross-docking facilities in Los Angeles, Atlanta, Detroit, Houston and San Francisco, with the exception of a limited number of vendors that may ship small quantities of product directly to our stores. These cross docking facilities are owned and operated by third party warehousing and distribution companies. Once the merchandise is received, it is processed and consolidated at these facilities and then shipped directly to our stores. Generally, stores receive deliveries twice per week on a regular schedule, which allows us to consolidate shipments and reduce distribution and shipping costs. Store shipments from the cross-docking facilities are scheduled throughout the week in order to smooth workflow, and stores that are part of the same shipping route are grouped together to reduce freight costs. Our stores access shipping information through our intranet so that they can anticipate and prepare for deliveries.

We believe our approach to distribution will provide us with a high degree of flexibility and scalability as we grow and will allow us to limit our investment requirement in fixed assets and inventory, avoiding the costs associated with maintaining warehouses and distribution capabilities. Further, we believe we will be able to capture economies of scale as we continue to grow due to volume discounts and shipping efficiencies. We believe that there are a number of third party firms located throughout the country that could satisfy our distribution needs.

Advertising and Marketing

We use printed, direct mail advertising as our primary driver of customer traffic. Our four page, full color circulars emphasize product pictures and prices, enabling us to communicate the style and quality of our merchandise and compelling pricing value. In fiscal year 2004, we mailed over 369 million advertising circulars. Our circulars are mailed 46 times per year by third party mass mailers. We combine our mailings with grocery circulars to reduce cost and to increase effectiveness. We focus our mailings on the neighborhoods around our stores and, in particular, on those zip codes which meet the demographic characteristics of our customer base. We continually refine our mailing distribution, utilizing customer zip code information gathered at our points of sale. Where appropriate, we mail advertisements in English, Spanish or both. We also believe that the comfortable and welcoming shopping atmosphere that we offer our customers, along with our merchandise values, has resulted in extensive word of mouth promotion of our stores, which in turn has resulted in continued increases in customer traffic.

Information Technology and Systems

We have invested significant resources to create a network of management information systems to support our retail stores, e-commerce operations and corporate systems. These systems include merchandising, planning and distribution, advertising, traffic, accounts payable, inventory control, real estate, payroll, and finance and accounting. Our management information systems are operated centrally at our corporate headquarters and include security systems, backup, scalable servers and other network enhancing features. Our current merchandise management systems will allow us to operate and maintain up to 1,000 stores. We continually evaluate and upgrade our systems and software packages as part of our ongoing maintenance programs.

We use non-proprietary JDA software in our corporate office and stores. This software package, which is used by other major retailers, operates our point of sale systems and allows us to collect and summarize detailed sales data. Each of our stores is fully integrated with the main computer system at our corporate headquarters, allowing our stores to transmit summary sales data on a real-time basis. Detailed sales, inventory and customer data is transmitted to our headquarters on a daily basis. Within our stores, our systems allow for real time credit card and gift card authorization, resulting in shorter checkout lines and more efficient customer service.

Competition

The market for domestics merchandise and home furnishings is fragmented and highly competitive. Participants include mass merchandise retailers such as Target Corp., Wal-Mart Stores, Inc. and Sears Holding Corporation (Kmart and Sears); specialty home furnishings retail chains such as Bed Bath & Beyond Inc. and Linens ‘N Things, Inc. and department stores, such as J.C. Penney Company, Inc., Kohl’s Corp., May Department Stores Co. and Federated Department Stores, Inc. (Macy’s and Bloomingdale’s).

Mass merchandise retailers target the broadest segment of the population with a primary emphasis on price. They offer a limited assortment of products in multiple categories within a warehouse environment and do not focus on home furnishings. In addition, we believe they provide a level of quality, fashion and customer service below that of specialty retailers and department stores.

Competing specialty home furnishing retail chains tend to be located in affluent areas and target customers with higher levels of income. While typically offering lower prices than department stores, these retailers compete based on the breadth and depth of their home furnishings assortment rather than on price.

Department stores, like specialty home furnishing retail chains, tend to target a more affluent customer base. Department stores often carry a broad and deep assortment of product lines, but have substantially high mark up and margin requirements and therefore charge higher prices than specialty stores and mass merchants.

We believe that we are well positioned to compete with our competitors on the basis of our focus on our core customer, our value pricing, our tailored merchandise mix and our customer service. Nevertheless, there can be no assurance that any or all of the factors that enable us to compete favorably will not be adopted by competitors having greater financial and other resources than us. If we are unable to maintain or increase our market share or continue to compete effectively in the home furnishings market, our business, financial condition and operating results would be adversely affected.

Intellectual Property

We believe that the name Anna’s LinensSM is of significant value and have submitted a service mark application for this name with the U.S. Patent and Trademark Office. We intend to protect all of our intellectual property rights, which, in addition to our store and brand names, include rights to our domain name, databases and other proprietary information developed by us using our information management systems. We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights. These include trademark, copyright and trade secret laws and confidentiality agreements.

Employees

As of January 30, 2005, we employed approximately 1,620 persons, of whom approximately 919 were full-time employees and approximately 701 were part time employees. We have never experienced a work stoppage, and none of our employees is represented by a labor union. We believe that our relations with our employees are good.

Seasonality

As with many other retail businesses, our sales levels are higher in our fourth fiscal quarter, which includes the year-end holiday season, and are lower in our second fiscal quarter.

Non-Store Properties

In addition to leasing the store locations mentioned above, we lease our corporate headquarters office, located in Costa Mesa, California. The lease, which covers approximately 53,000 square feet, has an original term which expires in 2012, but can be extended at our option for an additional five years. We believe this space will be adequate to support our growth for the next five years.

We also lease a 35,000 square foot facility in Santa Ana, California where we manufacture our custom wood fixtures for our stores. This lease expires in 2008. We believe this space will be adequate to support our growth for the duration of the lease.

Legal Proceedings

Two actions have been filed against us in California involving overtime compensation and other employment related matters. On September 24, 2004, a putative class action lawsuit entitled Coe v. Anna’s Linen Company was filed by four past and present employees in the Superior Court of California, Orange County. The putative class consists of store managers and hourly employees in the State of California. The lawsuit alleges various wage claims, including alleged failure to pay overtime, failure to provide meal and rest periods, requiring employees to purchase merchandise from us and requiring employees to work in an unsafe place of employment. On December 27, 2004, a putative class action lawsuit entitled Hernandez v. Anna’s Linen Company was filed by a former store manager in the Superior Court of California, San Diego County. The putative class consists of salaried employees in the State of California. The lawsuit alleges that we misclassified salaried employees as exempt managerial/executive employees for purposes of payment of overtime compensation and improperly denied salaried employees mandated meal and rest breaks.

In addition, administrative charges alleging employment discrimination and/or retaliation have been filed with the U.S. Equal Employment Opportunity Commission, or EEOC, and California Department of Fair Employment and Housing by a group of past and present employees, and alleged applicants for employment, alleging discrimination in hiring on the basis of race and sex. The charging parties include three former employees, two present employees and eight alleged applicants for employment. All charging parties are represented by the same counsel and have threatened litigation on a class-wide basis. The charges are pending before the EEOC.

We do not believe it is feasible to predict the outcome of the proceedings described above and we intend to defend vigorously against them. The timing of the final resolution of each of these proceedings is also uncertain. Accordingly, we cannot estimate a range of potential loss, if any, for any of these proceedings.

From time to time, we are involved in other legal proceedings and litigation incidental to the normal conduct of our business.

Management

Executive Officers, Senior Management and Directors

The following table sets forth information with respect to our executive officers, senior management and directors as of May 1, 2005:

Name	Age	Position
Alan Gladstone	57	Chairman, President and Chief Executive Officer
Michael C. Harnetiaux	53	Chief Financial Officer and Senior Vice President—Finance
Carie Doll	33	Senior Vice President—Marketing & Merchandising
Kevin McLain	39	Vice President—General Merchandise
Patrick Barber	53	Vice President—Real Estate
Russell Brown	58	Vice President—Store Operations
Scott Gladstone	35	Vice President—Chief Administrative Officer
Melvin Schneck(1)	80	Director
Dale S. Miller	54	Director
Peter Breck(1)	48	Director
Howard Behar(1)(2)	60	Director
Patricia Salas Pineda(2)(3)	53	Director
James Coufos(2)(3)	58	Director
Loren C. Pannier(3)	63	Director

(1)	Member of compensation committee.
(2)	Member of nominating and corporate governance committee.
(3)	Member of audit committee.

Alan Gladstone is the brother-in-law of Michael C. Harnetiaux and the father of Carie Doll and Scott Gladstone. There are no other family relationships between our executive officers and directors.

Alan Gladstone. Alan Gladstone is our founder and has served as the chairman of our board of directors, president and chief executive officer since our formation in July 1987. From 1982 to 1985 Mr. Gladstone was president of a division of U.S. Shoe Corporation called HomeFront, a specialty retailer. From 1985 to 1986 he worked as an independent consultant for Von’s and Pavillions, both of which are grocery stores, TG&Y, a retailing company and Cook United, a discount chain store. From 1973 to 1982 Mr. Gladstone was senior vice president, general merchandising manager and board member of Three D Departments, Inc., a 100 store domestics chain which operated in California as Three D Bed & Bath. From 1970 to 1973 Mr. Gladstone was employed by Whitefront Stores, a discount chain, through their management-training program and as a buyer of domestics.

Michael C. Harnetiaux. Mr. Harnetiaux has been our chief financial officer since 2003. Mr. Harnetiaux joined us in 1999 as our controller. From 1983 to 1999, Mr. Harnetiaux was the chief financial officer of LeVecke Corporation, a rectifier, bottler and distributor of liquor products. From 1977 to 1983, Mr. Harnetiaux was the controller of Big Canyon Country Club in Newport Beach, California. Previous to this, Mr. Harnetiaux worked in public accounting with the firm of Pannell, Kerr, Foster & Co.

Carie Doll. Ms. Doll has been our senior vice president of marketing and merchandising since 2003. Ms. Doll joined us in 1995. From 1995 to 2000, Ms. Doll served as regional supervisor managing our stores in the Seattle and San Francisco Bay areas. Prior to joining us, Ms. Doll worked as a consultant in the real estate services group of Arthur Andersen.

Patrick Barber. Mr. Barber has served as our vice president of real estate since he joined the company in 2003. From 1978 until 2003 Mr. Barber was employed by Ralphs Grocery Company, including several of its predecessor companies, in various positions, most recently as Senior Vice President of Real Estate & Construction, a position he held from 1995 to 2003. From 1991 to 1995 Mr. Barber held the position of Group Vice President Real Estate.

Kevin McLain. Mr. McLain joined us in 1996 and has served as our vice president of merchandising since 2002. From 1995 until 1996 Mr. McLain worked as a consultant to and, later was employed as a buyer of domestics for, Mervyn’s, a discount retailer. From 1991 to 1994, he worked for Dayton Hudson Corp., a national retailer, in their Target division in Merchandise Planning and Distribution.

Russell Brown. Mr. Brown joined us in 2000 and has served as our vice president of store operations since 2000. From 1995 to 2000, Mr. Brown was the senior vice president of Central TV Electronics and Furniture, a privately owned retailer of electronics and furniture. From 1968 to 1994, Mr. Brown worked for Kmart Corporation where he held various positions including store manager, district manager, regional merchandise manager, regional director and regional vice president.

Scott Gladstone. Mr. Gladstone joined us in October 2004 as our vice president, chief administrative officer. From 1994 until 2004 Mr. Gladstone served as president of Sparco USA, a privately owned manufacturer and distributor of sporting apparel and automotive accessories.

Melvin Schneck. Mr. Schneck has served as a member of our board of directors since 1987. From 1988 to 1994, Mr. Schneck was a Visiting Executive Professor, Federated Department Store Chair, at Miami University, Oxford, Ohio. From 1980 to 1984, Mr. Schneck served as President of U.S. Shoe Corporation’s specialty retailing divisions. From 1968 to 1980, Mr. Schneck was Senior Vice-President, General Manager at AMC-Associated Merchandising Corporation, a cooperative buying service that supplies merchandise to department stores.

Dale S. Miller. Mr. Miller has served as a member of our board of directors since 1990. Mr. Miller is currently the managing partner of the law firm of Miller & Holguin, which he co-founded in 1984. Mr. Miller is also the Executive Chairman of the Board of Proneuron Biotechnologies, a privately owned company and is co-manager of Hudson Investment Group, a private investment fund.

Peter Breck. Mr. Breck has served as a member of our board of directors since 2002 as the nominee of Rosewood Capital. Mr. Breck is currently a managing director of Rosewood Capital. From 1990 to 2001, Mr. Breck served variously as vice-chairman of global corporate finance, head of west coast investment banking, and global co-head of the consumer and business services group at Deutsche Banc Alex. Brown in San Francisco. From 1986 to 1989 Mr. Breck served as a principal, and later general partner, at Montgomery Securities, LLC in San Francisco. Prior to joining Montgomery Securities, Mr. Breck spent approximately three years as an associate in corporate finance with Morgan Stanley & Co. in New York. Mr. Breck also serves on the board of directors of Fired Up, Inc., a private company.

Howard Behar. Mr. Behar has served as a member of our board of directors since 2003. Mr. Behar is currently a member of the board of directors of Starbucks Corporation, The Gap Stores and Shurgard Storage Centers, Inc. From 1994 until his retirement in 1999, Mr. Behar served as President of Starbucks Coffee International, Inc. He rejoined Starbucks in 2001 as President, North American Operations and retired from that position in early 2003.

Patricia Salas Pineda. Ms. Pineda has served as a member of our board of directors since September 2004. Ms. Pineda is currently group vice president, corporate communications and general counsel of Toyota Motor North America, Inc. Prior to joining Toyota, Ms. Pineda spent twenty years at New United Motor Manufacturing, Inc., the corporate joint venture between Toyota Motor Corporation and General Motors Corporation, where she most recently served as vice president, human resources, and general counsel and corporate secretary. Ms. Pineda also serves as a director of Levi Strauss & Co., Inc, a trustee of the RAND Corporation and a director of the James Irvine Foundation.

James Coufos. Mr. Coufos has served as a member of our board of directors since April 2005. Mr. Coufos recently retired as a managing director of the Goldman Sachs Group, Inc., an investment banking firm, and as a managing director of its subsidiary, Spear, Leeds & Kellogg LLC, a New York Stock Exchange specialist firm. Mr. Coufos joined Spear, Leeds & Kellogg as a vice president in August 1986. In 1991 he became a managing director. Upon Goldman Sachs’ acquisition of Spear, Leeds & Kellogg in September 2000, Mr. Coufos became a managing director of Goldman Sachs and served in that capacity until his retirement in April 2005. Prior to joining Spear, Leeds & Kellogg, Mr. Coufos served 18 years on the New York Stock Exchange staff, where he served most recently as a managing director. Mr. Coufos sits on the board and finance committee of The Alliance for Children’s Rights, which is based in Los Angeles, CA.

Loren C. Pannier. Mr. Pannier has served as a member of our board of directors since April 2005. Since December 2002, Mr. Pannier has also served as a director and chairman of the audit committee of Rubio’s Restaurants, Inc. From September 1972 until his retirement in July 2001, Mr. Pannier served in various senior management positions with CKE Restaurants, Inc., a public holding company for Carl’s Jr., Hardee’s, and La Salsa restaurants, including, senior vice president investor relations, senior vice president purchasing and distribution, and from 1980 to 1995, its chief financial officer. Prior to joining CKE, Mr. Pannier was a senior consultant with Price Waterhouse & Co., in their Management Services Division. Since July 2001 Mr. Pannier has served as the general partner of Pannier Enterprises and Citrus Legacy Partners. Both entities specialize in income-producing commercial properties.

Board Composition

Our board of directors currently consists of eight members. Our board of directors has determined that six of its members, Melvin Schneck, Peter Breck, Howard Behar, Patricia Salas Pineda, James Coufos and Loren C. Pannier, are “independent directors” as defined under the rules of the Nasdaq Stock Market, Inc., or the Nasdaq Rules. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Effective upon the closing of this offering, our board of directors will be divided into three classes that will serve staggered three-year terms:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2006;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2007; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2008.

The board of directors will designate the members of each class prior to the closing of this offering. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. In addition, a resolution of the board of directors or affirmative vote of the holders of at least two-thirds of our outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Board Committees

As of the closing of this offering, our board of directors will also have an audit committee, compensation committee, and a nominating and corporate governance committee.

Audit Committee. The audit committee of our board of directors is responsible for assisting the board of directors in discharging its responsibilities to oversee the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditors qualifications and independence, and the performance of our internal audit function and independent auditors. The audit committee’s responsibilities include the pre-approval of auditor services, providing oversight of independent auditing services, review of our financial statements and our internal accounting procedures, and establishing procedures for the initiation of inquiries into aspects of our internal accounting controls and financial affairs. The audit committee is comprised of Patricia Pineda, James Coufos and Loren C. Pannier, who serves as chairman. Each of these directors is “independent” as defined under and required by the federal securities laws, including Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 and the rules of the Nasdaq National Market, or the Nasdaq Rules. In addition, our board of directors has determined that Loren C. Pannier qualifies as an “audit committee financial expert” under the federal securities laws.

Compensation Committee. The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock option plan and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee is comprised of Melvin Schneck, who serves as chairman, Howard Behar and Peter Breck. All of the members of our compensation committee are independent directors for the purposes of the federal securities laws and the Nasdaq Rules. Each member of our compensation committee is also an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code and related regulations.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee of our board of directors identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, recommends corporate governance principles to the board of directors, and provides oversight in the evaluation of the board of directors and each committee. The nominating and corporate governance committee is comprised of Howard Behar, who serves as chairman, Patricia Pineda and James Coufos, each of whom is an independent director for the purposes of the federal securities laws and the Nasdaq Rules.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2004, Alan Gladstone served as a member of our compensation committee. Effective April 5, 2005 our compensation committee was reconstituted with persons who are all independent directors for purposes of the federal securities laws and the Nasdaq Rules. As of April 5, 2005 Mr. Gladstone is no longer a member of our compensation committee. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees, in accordance with applicable federal securities laws and the Nasdaq Rules.

Director Compensation

In fiscal year 2003, in connection with joining our board of directors in May 2003, we sold 4,000 shares of our common stock to Mr. Behar, one of our independent directors, for an aggregate purchase price of $204,400 or $51.10 per share, which the company determined was the fair market value of the shares on the date of sale.

In each of fiscal years 2003 and 2004, we granted Mr. Behar options to purchase 3,000 shares of our common stock under our 1999 Stock Option Plan at an exercise price of $51.10 and $64.51, respectively, the fair market value of our common stock on the applicable date of grant. The fiscal year 2003 grant was issued to Mr. Behar in connection with his joining our board of directors. In fiscal year 2004, in connection with her joining our board of directors, we granted Patricia Salas Pineda, one of our independent directors, options to purchase 6,000 shares of our common stock under our 1999 Stock Option Plan at an exercise price of $64.51. In fiscal year 2004 we granted Mr. Miller and Mr. Schneck each options to purchase 1,000 shares of our common stock under our 1999 Stock Option Plan at an exercise price of $64.51. Other than the grant of 3,000 options to Mr. Behar in fiscal year 2003 which will vest in full upon the closing of this offering, all of these option grants vest in four equal annual installments commencing on the first anniversary of the date of grant.

In each of fiscal years 2002, 2003 and 2004, we paid Mr. Schneck $2,000 per board meeting for his service as a member of our board of directors.

In fiscal year 2005, in connection with joining our board of directors, we plan to issue Mr. Coufos and Mr. Pannier, options under the 2005 Stock Option Plan we plan to adopt in connection with our reincorporation.

Following the closing of this offering, we plan to compensate non-employee directors with an annual payment of $18,000 per year, payable in equal quarterly installments, and grants of options from our 2005 Stock Option Plan. The options will vest in four equal annual installments commencing on the first anniversary of the date of grant and will have an exercise price equal to the fair market value of our common stock on the date of grant. We also plan to reimburse our non-employee directors for their reasonable expenses incurred in attending board meetings. Directors who are also employees of our company will not receive the annual payment, option grants or any additional compensation for board service.

Executive Compensation

The following table shows compensation earned during the fiscal year ended January 30, 2005 by our Chief Executive Officer and our five most highly compensated executive officers, other than the Chief Executive Officer. We refer to these six executives as the named executive officers in this prospectus. The information in the table includes salaries, bonuses, stock options granted and other miscellaneous compensation.

Summary Compensation Table

	Annual Compensation (1)		Long-Term Compensation	All Other Compensation (3)
Name and principal position	Salary	Bonus	Shares Underlying Options (2)
Alan Gladstone President, Chief Executive Officer and Chairman	$450,000	$400,000	–	$10,000

Michael C. Harnetiaux Chief Financial Officer	$136,000	$60,000	–	$10,000

Carie Doll Senior Vice President— Marketing & Merchandising	$110,000	$50,000	–	$5,200

Kevin McLain Vice President—General Merchandise	$110,000	$50,000	–	$10,000

Patrick Barber Vice President—Real Estate	$200,000	$30,000	–	–

Russell Brown Vice President—Store Operations	$150,000	$22,500	–	$8,887

(1)	The aggregate amount of perquisites and other personal benefits given to each named executive officer was less than either $50,000 or 10% of total annual salary and bonus for that executive officer for the fiscal year ended January 30, 2005, and no other earnings or reimbursements were paid any of the named executive officers that would be required to be disclosed as other annual compensation.
(2)	No such compensation was earned by or paid to these executive officers during the fiscal year ended January 30, 2005.
(3)	The amounts in this column represent contributions by the company on behalf of the executives to our Executive Benefit Plan, which plan is further described in the section entitled “Employee Benefit Plans”. These contributions had not vested as of the end of the 2004 fiscal year.

Option Grants in Last Fiscal Year

During fiscal year 2004, we granted options to purchase an aggregate of 21,800 shares of our common stock, all of which were granted to employees and directors of our company. All options were granted with exercise prices equal to the fair market value of our common stock or, in the case of employees who are also deemed beneficial holders of 10% of our common stock, 110% of fair market value, as determined by our board of directors, on the date of grant. There were no options granted to any of our named executive officers during the fiscal year ended January 30, 2005.

Aggregated Option Exercises in Fiscal Year and Fiscal Year-End Option Values

The following table provides information concerning options exercised during the fiscal year ended January 30, 2005, and unexercised options held as of January 30, 2005, by each of the named executive officers. None of the named executive officers exercised options during fiscal year 2004. The value realized and the value of unexercised in-the-money options at January 30, 2005, is calculated based on a value of $             per share of our common stock, which is the midpoint of the range listed on the cover page of this prospectus, less the per share exercise price multiplied by the number of shares issued upon exercise of the options.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)(1)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan Gladstone Chairman, President and Chief Executive Officer	–	–	–	–	–	–
Mike Harnetiaux Chief Financial Officer	–	–	9,037	963
Carie Doll Senior Vice President—Marketing	–	–	9,037	963
Kevin McLain Vice President—General Merchandise	–	–	–	–
Patrick Barber Vice President—Real Estate	–	–	3,235	5,265
Russell Brown Vice President—Store Operations	–	–	1,475	1,025

(1)	The options vest in full upon the closing of this offering.

Employment Agreements

We are party to an employment agreement with Alan Gladstone, our Chairman, President and Chief Executive Officer. The employment agreement, as amended effective January 31, 2005, has a term ending January 31, 2010. The agreement provides for a base salary of $500,000 annually, subject to increase at the discretion of the Board. The employment agreement provides for an annual bonus for each fiscal year during the term of the agreement equal to a designated percentage of a bonus pool amount (calculated as 60% of base salary) based on the amount by which our net income after tax for such fiscal year exceeds our highest net income after tax for any preceding fiscal year. If our net income after tax exceeds our highest net income after tax for any preceding fiscal year by at least 50%, the designated percentage of the bonus pool amount is 200%. If our net income after tax exceeds our highest net income after tax for any preceding fiscal year by at least 37.5% but by less than 50%, the designated percentage of the bonus pool amount is 150%. If our net income after tax exceeds our highest net income after tax for any preceding fiscal year by at least 25% but by less than 37.5%, the designated percentage of the bonus pool amount is 100%. If our net income after tax exceeds our highest net income after tax for any preceding fiscal year by at least 20% but by less than 25%, the designated percentage of the bonus pool amount is 66.7%. If our net income after tax exceeds our highest net income after tax for any preceding fiscal year by less than 20%, then no bonus is payable. Under the terms of his employment agreement, Mr. Gladstone is also entitled to any additional bonuses as may be approved by the compensation committee or by a majority of independent members of the board of directors.

Mr. Gladstone’s employment agreement further provides that if we terminate his employment without cause, or if Mr. Gladstone terminates his employment for good reason, we will be required to continue to pay him his base salary for a period equal to the greater of the remaining term of his employment agreement or one year after the termination date in respect of any termination without cause or any resignation by Mr. Gladstone for good reason. Additionally, upon any termination of Mr. Gladstone without cause or any resignation by him for good reason, Mr. Gladstone is entitled to any bonus pay he was then due and all of his stock options become fully vested and immediately exercisable.

The employment agreement also provides that if Mr. Gladstone’s employment is terminated due to a change of control of the company, in addition to the funds which would be paid to him for a termination for cause or a resignation for good reason, he would also be entitled to a termination payment equal to the sum of three times his annual base salary at the time of termination plus two times the average annual cash bonus paid to him for the previous two fiscal years as well as continued participation in (or provision of substantially similar benefits as received under) those employee welfare and benefit plans in which Mr. Gladstone was participating prior to his termination for two years following the termination at no greater cost to Mr. Gladstone than the portion which he paid while employed.

In addition, all of Mr. Gladstone’s stock options would become fully vested and immediately exercisable and Mr. Gladstone would be entitled to continued participation in (or provision of substantially similar benefits as received under) those employee welfare and benefit plans in which Mr. Gladstone was participating prior to his termination for three years following the termination at no greater cost to Mr. Gladstone than the portion which he paid while employed. If the amount of these payments and benefits paid to Mr. Gladstone are subject to excise tax under Section 4999 of the Internal Revenue Code of 1986, we will indemnify him and hold him harmless against the excise tax and related costs.

In addition, the employment agreement also provides that in the event of a termination of Mr. Gladstone’s employment by reason of death or permanent disability (as defined in the agreement), Mr. Gladstone (or his heirs, as applicable) would be entitled to continued payments of base salary for two years from the termination date as well as continued participation in (or provision of substantially similar benefits as received under) those employee welfare and benefit plans in which Mr. Gladstone was participating prior to his termination for three years following the termination at no greater cost to Mr. Gladstone than the portion which he paid while employed.

We do not currently have a written employment agreement or change of control arrangement with any of our other executive officers, each of whom is employed at will.

Employee Benefit Plans

1999 Stock Option Plan

In January 2000 the company adopted the 1999 Stock Option Plan, or the 1999 Plan, which authorized the board of directors, or a duly authorized committee of the board, to grant incentive stock options and nonqualified stock options to our employees, directors and consultants. As last amended in July 31, 2004, we reserved a total of 140,000 shares of our common stock for issuance under the 1999 Plan. The 1999 Plan will be terminated in connection with our reincorporation in Delaware and the adoption of our 2005 Stock Option Plan. As of January 30, 2005 there were 7,800 shares of our common stock available for future grants under the 1999 Plan and options for 97,762 shares of our common stock were outstanding.

After our reincorporation in Delaware and the termination of the 1999 Plan, we will assume and will continue to administer options which are outstanding under the 1999 Plan under the terms and conditions set forth in the 1999 Plan. No further grants will be made under the 1999 Plan.

Options under the 1999 Plan terminate three months after the holder ceases to be employed by us, except in the case of death or disability or, in the case of grants awarded after July 31, 2004, a termination of employment by the holder for cause. In the case of death or disability, the 1999 Plan provides that the option may be exercised within six months by the holder or the holder’s legal representative or authorized assignee. In the case of a termination for cause, any options granted under the 1999 Plan prior to July 31, 2004 may be exercised by the holder within three months of termination of employment. Any options grants under the 1999 Plan awarded after July 31, 2004 to a holder who is later terminated for cause are deemed to have immediately expired on the date of termination of such holder.

2005 Stock Option Plan

We plan to adopt the 2005 Stock Option Plan, or the 2005 Plan, to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to our success, by offering them an opportunity to participate in our future performance through awards of stock options. Under the 2005 Plan, stock options may be granted to our directors, officers, employees, consultants, independent contractors and advisers. We also plan to use stock options as signing bonuses to attract key employees.

The 2005 Plan will be administered by the compensation committee of our board of directors. The 2005 Plan will provide for the grant of qualified incentive stock options or non-qualified stock options. The exercise price to be paid for shares upon exercise and the other terms of each option granted under the 2005 Plan will be determined by the compensation committee at the time the option is granted, but will not be less than the fair market value of the stock, as determined on the date of grant. The maximum term of each option will be ten years. The maximum number of shares that may be issued under the 2005 Plan to any participant during the term of the 2005 Plan will be limited to 20% of shares reserved for issuance under the 2005 Plan.

An option under the 2005 Plan will terminate three months after the holder ceases to be employed by us, except in the case of death or disability or a termination of employment by the holder for cause. In the case of death or disability, the 2005 Plan will provide that the option may be exercised within six months by the holder or the holder’s legal representative or authorized assignee. In the case of a termination of employment by the holder for cause, the option will immediately terminate.

In the event of certain corporate transactions, such as a merger or consolidation, the 2005 Plan will provide for: (1) the continuation of the outstanding options by us if we are the surviving corporation; (2) the assumption of the outstanding options by the surviving corporation or its parent; (3) the substitution by the surviving corporation or its parent of options with substantially the same terms; or (4) the cancellation of the outstanding options without payment of any consideration. The 2005 Plan will provide that, in the event of a change in control, all outstanding options which are subject to acceleration of exercisability according to the terms of their stock option agreement, will become exercisable to the extent provided in the stock option agreement, or, if no specific acceleration terms are set forth in the stock option agreement, subject to terms of acceleration as may be determined by the compensation committee as of the date such change in control occurred.

Executive Benefit Plan

In February 2000 we established a deferred compensation plan, or the Executive Benefit Plan, which covers our key executives. The Executive Benefit Plan provides our key executives the ability to defer a portion of their salary and bonus, which deferral amount is then matched by our salary continuation contributions on a dollar for dollar basis, up to a maximum of $10,000 per year. The employer contribution portion of the Executive Benefit Plan is subject to a vesting schedule based on the key executive’s years of participation in the Plan. Vesting commences at the rate of 20% after the sixth year of participation, 40% after the seventh year, 60% after the eighth year, 80% after the ninth year and 100% after the tenth year. Currently, we are indirectly funding our contribution to the Executive Benefit Plan using corporate-owned variable life insurance policies. During fiscal year 2004 we contributed an aggregate of $65,000 to the Executive Benefit Plan.

Benefits under the Executive Benefit Plan are paid as follows:

(a) Normal Retirement Date—quarterly payments of the accumulated value of the executive’s salary reductions plus any salary continuation contributions of the company based upon the return which the executive would have realized had a like amount been invested in a variable contract issued by Security Life of Denver. The payments are made over a period of 10, 15 or 20 years (as elected by the executive) following the executive’s Normal Retirement Date which is defined under the Plan as the first day of the month following the later of (1) the month in which the executive reaches his or her 65th birthday or (2) 10 years of participation in the Plan.

In the event the executive dies following his or her Normal Retirement Date but before the expiration of the payout period, the unpaid balance is paid to the beneficiary designated by the executive, or in the absence of this designation, to the executive’s estate.

(b) Termination of Service or Voluntary Resignation—quarterly payments of salary reduction contribution accumulations with credited interest (as described under Normal Retirement Date above) over a period of 5 years beginning 90 days after termination of employment if the executive’s employment is terminated by reason other than retirement, disability or death.

In the event the executive terminates his service with the company prior to the Normal Retirement Date other than by retirement, disability or death, the accumulations of the company’s salary continuation contributions will vest in increments over a 10-year period as described above.

(c) Death Benefits Prior to Retirement—if the executive dies prior to retirement, payments are based on the value of the executive’s deferrals plus the company contributions as well as any earnings on such amounts, payable in a lump sum within 90 days of death.

(d) Total and Permanent Disability—if the executive becomes totally and permanently disabled (either physically or mentally) prior to his or her Normal Retirement Date, the executive, his attorney in fact or guardian shall receive quarterly payments following a 90 day waiting period. The payments are made over a period of 10, 15 or 20 years, (as elected by the executive or his representatives) but if the executive dies prior to the end of the payout period, the remaining installments are commuted at 10% and paid in a lump sum to the beneficiary previously designated by the executive.

Congress in October 2004 amended the Internal Revenue Code regarding deferred compensation by adding Section 409A. On December 21, 2004 the Internal Revenue Service issued Notice 2005-1 providing general and transitional guidance on nonqualified deferred compensation plan provisions of American Jobs Creation Act. Notice 2005-1 allows us to amend the Executive Benefit Plan by December 31, 2005 to conform to new Section 409A. We believe that the required amendments will have no material adverse financial effect on us.

Salaried Employees 401(k) Plan

In February 2000, we established a Profit Sharing Plan and Trust which we refer to as the Salaried Employees 401(k) Plan. Effective January 1, 2002 we amended and restated this plan. The Salaried Employees 401(k) Plan covers our salaried employees other than our highly compensated employees. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that the contributions to the plan by employees, and the investment earning thereon, are not taxable to employees until withdrawn from the plan, and so that contributions by us, if any, will be deductible by us for federal income tax purposes when made. Under the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the plan. The plan requires us to make matching contributions equal to 50% of a participant’s salary deferral on up to 4% of such participant’s annual compensation. The plan permits, but does not require us to make, additional discretionary profit sharing contributions. Our matching contributions plus any discretionary profit sharing contributions vest 20% in the second year of service with the company, 40% in the third year, 60% in the fourth year, 80% in the fifth year and

100% in the sixth year. During fiscal year 2004, we made an aggregate matching contribution of $63,000 to the plan. We made no discretionary profit sharing contribution to the plan during fiscal year 2004.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation that will be in effect upon the closing of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director, except for liability for

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	voting or assenting to unlawful payments of dividends or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we may advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we intend to enter into separate indemnification agreements with each of our directors and officers. See “Related Party Transactions—Indemnification Agreements” for more information.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Principal and Selling Stockholders

The following table sets forth the beneficial ownership of our common stock as of May 1, 2005 by each stockholder who we know to own beneficially more than 5% of each class, and by each director, each named executive officer, all directors and executive officers as a group and each selling stockholder.

The number of shares beneficially owned by each stockholder and each stockholder’s percentage ownership in the following table is based on 1,251,771 shares of common stock outstanding as of May 1, 2005, as adjusted to reflect the conversion of all 364,000 outstanding shares of preferred stock into 364,000 shares of common stock upon the closing of this offering.

We have agreed to bear the expenses (other than underwriting discounts and commissions) of the selling stockholders in connection with this offering and to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and shares of which a person has the right to acquire ownership within 60 days after May 1, 2005, if any.

Except as indicated otherwise, each person named has sole voting and investment power over the shares they beneficially own, except to the extent they share that power with their spouse. Unless otherwise stated, the address of each person in the table is c/o Anna’s Linen Company, 3550 Hyland Avenue, Costa Mesa, California 92626.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered(1)	Number of Shares Beneficially Owned After Offering	Percent of Shares Beneficially Owned
				Before Offering	After Offering
5% Stockholders:
Rosewood Capital:
Rosewood Capital III, L.P. (2)(3)	49,910			4.0%
Rosewood Capital IV, L.P. (2)(4)	336,727			26.9
Rosewood Capital IV Associates, L.P. (2)(5)	25,207			2.0
Directors and Named Executive Officers:
Alan Gladstone (6)	616,333			49.2
Michael C. Harnetiaux (7)	16,000			1.3
Carie Doll (8)	10,833			*
Kevin McLain	10,000			*
Patrick Barber (9)	8,500			*
Russell Brown (10)	2,500			*
Melvin Schneck (11)	5,750			*
Dale S. Miller (12)	508			*
Peter Breck (13)	411,844			32.9
Howard Behar (14)	7,750			*
Patricia Salas Pineda (15)	1,500			*
James Coufos	–			*
Loren C. Pannier	–			*
All executive officers and directors as a group (14 persons) (16)	1,092,351			84.8

Other Selling Stockholders:
Charles Funk (17)	16,000			1.3

(footnotes on following page)

*	Less than 1%
(1)	The selling stockholders named in the table below have granted the underwriters the option to purchase up to the number of shares shown next to their names to cover over-allotments. If the over-allotment option were exercised in full, the individuals would beneficially own the number and percentage of shares of our common stock shown in the table below:

Selling Stockholders	Shares Subject to Over-Allotment	Shares Beneficially Owned After the Offering if Over-Allotment Option is Exercised
		Number	Percent
[To be completed by amendment]

(2)	Business address is One Maritime Plaza, Suite 1330, San Francisco, California 94111.
(3)	Represents 5,798 shares of common stock and 44,112 shares of common stock issuable upon conversion of a corresponding number of shares of Series A convertible preferred shares, all of which will automatically convert into common stock upon the closing of this offering. Rosewood Capital III, L.P. is controlled by Rosewood Capital Associates, L.L.C., its general partner.
(4)	Represents 39,118 shares of common stock and 297,609 shares of common stock issuable upon conversion of a corresponding number of shares of Series A convertible preferred shares, all of which will automatically convert into common stock upon the closing of this offering. Rosewood Capital IV, L.P. is controlled by Rosewood Capital Associates IV, L.L.C., its general partner.
(5)	Represents 2,928 shares of common stock and 22,279 shares of common stock issuable upon conversion of a corresponding number of shares of Series A convertible preferred shares, all of which will automatically convert into common stock upon the closing of this offering. Rosewood Capital Associates IV, L.P. is controlled by Rosewood Capital Associates, L.L.C., its general partner.
(6)	Represents 92,445 shares held by ASG Management, LLC, a limited liability company of which Mr. Gladstone is the sole manager and of which there are two members, namely, Alan Gladstone, Trustee of the ASG GRAT No. AG05-02 and Alan Gladstone, Trustee of the ASG GRAT No. SG05-02; 92,445 shares held by ASSCG Holdings, LLC, a limited liability company of which Mr. Gladstone is the sole manager and of which there are two members, namely, Alan Gladstone, Trustee of the ASSCG GRAT No. AG05-04 and Alan Gladstone, Trustee of the ASSCG GRAT No. SG05-04; 9,800 shares held by Anna’s Family Tree LLC, a limited liability company of which Mr. Gladstone is the sole manager and of which there is one member, namely, Alan Gladstone, as Trustee of the Gladstone Educational Trust; and 421,643 shares held by Alan Gladstone and Janette Shawn Gladstone, co-trustees of the Gladstone 1999 Family Trust dated June 11, 1999.
(7)	Includes 10,000 shares subject to options exercisable within 60 days.
(8)	Includes 10,000 shares subject to options exercisable within 60 days.
(9)	Represents 8,500 shares subject to options exercisable within 60 days.
(10)	Represents 2,500 shares subject to options exercisable within 60 days.
(11)	Includes 250 shares subject to options exercisable within 60 days.
(12)	Includes 250 shares subject to options exercisable within 60 days.
(13)	Includes (i) 5,798 shares of common stock and 44,112 shares of common stock issuable upon conversion of a corresponding number of shares of Series A convertible preferred shares, all of which will automatically convert into common stock upon the closing of this offering and all of which are beneficially owned by Rosewood Capital Associates, L.L.C., the general partner of Rosewood Capital III, L.P, (ii) 39,118 shares of common stock and 297,609 shares of common stock issuable upon conversion of a corresponding number of shares of Series A convertible preferred shares, all of which will automatically convert into common stock upon the closing of this offering and all of which are beneficially owned by Rosewood Capital Associates IV, L.L.C., the general partner of Rosewood Capital IV, L.P., and (iii) 2,928 shares of common stock and 22,279 shares of common stock issuable upon conversion of a corresponding number of shares of Series A convertible preferred shares, all of which will automatically convert into common stock upon the closing of this offering and all of which are beneficially owned by Rosewood Capital Associates, L.L.C., the general partner of Rosewood Capital Associates IV, L.P. Mr. Breck is a managing member of Rosewood Capital Associates, L.L.C. and Rosewood Capital Associates IV, L.L.C. Mr. Breck disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares, if any.
(14)	Includes 3,750 shares subject to options exercisable within 60 days.
(15)	Represents 1,500 shares subject to options exercisable within 60 days.
(16)	Includes 36,750 shares subject to options exercisable within 60 days.
(17)	Includes 4,000 shares subject to options exercisable within 60 days. Mr. Funk is one of our employees.

Related Party Transactions

Stock Transactions

On September 6, 2002 we issued 364,000 shares of Series A preferred stock to Rosewood Capital III, L.P., Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P. for an aggregate consideration of $24,999,520. All shares of the Series A preferred stock will convert automatically into 364,000 shares of our common stock upon the closing of this offering.

The proceeds received from the sale of Series A preferred stock to Rosewood Capital were used to repurchase 364,000 shares of our common stock from some of our shareholders for a price of $41.21 per share, or aggregate consideration of $15,000,000.

Designation of a Director. In connection with the sale of shares of Series A Convertible Preferred Stock to Rosewood Capital, we also entered into a Shareholders’ Agreement, dated as of September 6, 2002, with Rosewood Capital pursuant to which, among other things, Rosewood Capital has the right to designate a director to our board of directors. Currently, Rosewood Capital’s designee is Peter Breck. Rosewood Capital’s right to designate a director will terminate upon the closing of this offering.

Newly Converted Shares Included in this Offering. Of the              shares of common stock being offered for sale in this offering,              shares are those of Rosewood Capital which automatically convert from Series A preferred stock into common stock upon the closing of this offering. Assuming the sale of all the Rosewood Capital shares being offered for sale by Rosewood Capital in this offering, after the closing of this offering, Rosewood Capital will continue to hold an aggregate of              shares of our common stock.

Registration Rights

The Shareholders’ Agreement gives the holders of Series A preferred stock demand registration rights and piggy back registration rights with respect to the shares of common stock issuable upon conversion of the Series A preferred stock. Following this offering these holders will hold an aggregate of              shares of our common stock and will have the right to require us to register their shares of common stock with the SEC so that they may be publicly resold, or to include their shares in any registration statement we file, as described in more detail below.

Demand Registration Rights. At any time after 180 days after the effective date of the closing of this offering, subject to certain exceptions, the holders of at least 25% of the shares having registration rights have the right to demand that we file up to two registration statements for offerings of a minimum aggregate offering price of $5.0 million each. If the holders intend to distribute their shares by means of an underwritten offering, the underwriters will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement. If we are eligible to file a registration statement on Form S-3, holders of shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 equals or exceeds $2.0 million.

Piggyback Registration Rights. Following this offering, if we register any securities for public sale, subject to certain exceptions, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement.

Expenses of Registration. We will pay all expenses relating to any demand or piggyback registration other than underwriting discounts and commissions. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights.

Expiration of Registration Rights. The registration rights described above will terminate for a particular stockholder on the earlier to occur of the fifth anniversary of the closing of this offering, or at the time that such holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act.

Advances to our Chief Executive Officer

During fiscal year 2001 we advanced $202,000 of compensation to Alan Gladstone, our Chairman, President and Chief Executive Officer. This advance was repaid in full in fiscal year 2002.

Relationship with our Legal Counsel

Dale S. Miller, who is a member of our board of directors, is the managing partner of the law firm of Miller & Holguin, which the company regularly utilizes to service its legal needs and is our legal counsel in this offering. All services provided to us by Mr. Miller and Miller & Holguin are provided at arms-length rates and reviewed and approved by the Chief Executive Officer and Chief Financial Officer prior to payment.

In accordance with the rules of the Nasdaq Stock Market, we have adopted a policy for the approval by our Audit Committee of all related party transactions, including the provision of legal services by Miller & Holguin.

Indemnification Agreements

We intend to enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

Description of Capital Stock

Upon the closing of this offering, our authorized capital stock will consist of 10,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of January 30, 2005, and assuming the conversion of all outstanding preferred stock into common stock had occurred on that date, there would have been 1,251,771 shares of common stock outstanding. As of the same date, there were options outstanding to purchase 97,762 shares of common stock. As of May 1, 2005, we had 42 record holders of our common stock.

The following is a summary of the rights of our common stock and preferred stock. For more detailed information, please see our amended and restated certificate of incorporation and bylaws to be in effect upon the closing of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting Rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights. No holder of our common stock is entitled to preemptive rights to subscribe for any shares of capital stock and our common stock is not subject to conversion or redemption.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, no shares of, and no securities convertible into, our preferred stock will be outstanding.

Upon the closing of this offering, under our certificate of incorporation our board of directors will be authorized, subject to the limits imposed by the Delaware General Corporation Law, but without further action by our stockholders to issue shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Anti-takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws which will become effective upon the closing of this offering are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents, elimination of the ability of stockholders to call special meetings, advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and bylaws.

Classified Board. Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See “Management—Board Composition.” Under the Delaware General Corporation Law, unless the certificate of incorporation otherwise provides, directors serving on a classified board can only be removed by the stockholders for cause. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Elimination of Stockholder Action Through Written Consent. Our bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the Ability to Call Special Meetings. Our certificate and bylaws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Advanced Notice Procedures for Stockholder Proposals. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Amendments to the Certificate of Incorporation or Bylaws. Our certificate of incorporation and bylaws provide that the affirmative vote of holders of at least two-thirds of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions, unless such amendment or change has been approved by either a majority of those directors who are not affiliated or associated with any person or entity holding 10% or more of the voting power of our outstanding capital stock. This requirement of a super-majority vote to approve amendments to the certificate and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments

Provisions of Delaware law governing business combinations

Following the closing of this offering, we will be subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any “business combination” transactions with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:

•	prior to the date of the transaction, the board of directors approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder”;

•	the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the “interested stockholder.”

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transactions involving the corporation which has the effect of increasing the interested stockholders proportionate share of the stock of any class or series of the corporation; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Transfer Agent and Registrar

We expect to appoint a transfer agent and registrar for our common stock prior to the closing of this offering.

Inclusion for Quotation on Nasdaq

We intend to apply to have our common stock included for quotation on the Nasdaq National Market under the symbol “ANNA”.

Shares Eligible for Future Sale

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, a total of              shares of our common stock will be outstanding, assuming no exercise of currently outstanding and exercisable options. Of these shares, the              shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining              shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

•	restricted shares will be eligible for immediate sale on the effective date of this offering; and

•	restricted shares will be eligible for sale upon expiration of lock-up agreements and market stand-off provisions, which will occur 180 days after the date of this prospectus.

In addition, 75,962 shares of our common stock which are subject to outstanding options will become fully vested upon the closing of this offering. Of these shares, 29,462 are not subject to lock-up agreement restrictions.

Following this offering, the holders of              shares of common stock have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public beginning 180 days from the effective date of this offering. If those holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the common stock. If we were required to include in a registration that we initiated shares held by such holders upon the exercise of their piggyback registration rights, such sales may have an adverse effect on our ability to raise needed capital. We expect to file this registration statement as soon as practicable after the effective date of this offering. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up agreements described above.

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, are entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are subject to requirements relating to the manner of sale, notice and the availability of current public information about us. A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale, who has beneficially owned restricted shares for at least two years and who is not subject to a market stand-off or a lock-up agreement is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

Lock-Up Agreements

We, our officers and directors, substantially all of our existing stockholders and a substantial number of our option holders will be subject to lock-up agreements with the underwriters which prohibit the sale of all of their shares of our common stock, preferred stock and options to purchase shares of common stock until 180 days from the effective date of this prospectus. Rosewood Capital is subject to a lock-up arrangement with us which prohibits the sale of any shares issuable upon the conversion of their preferred stock in the public market until 180 days after the effective date of this prospectus. There are presently no agreements between the underwriters and us or any of our stockholders or option holders to release us or them from these lock-up agreements prior to the expiration of the applicable period.

This means that, for the period of time following the date of this prospectus which constitutes the “lock-up” period, subject to specified exceptions, such persons may not, directly or indirectly, offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and Wachovia Capital Markets, LLC. These restrictions will not prevent such persons from transferring their shares or other securities as gifts, to members of their immediate family or to a trust for the benefit of themselves or any member of their family or by will or intestacy, provided, in each case, that the transferee of such shares of other securities agrees to be locked-up to the same extent as the person from whom they received the shares. In addition, stockholders that are a corporation, partnership or other business entity may transfer their shares or other securities to their affiliates or as part of a plan of distribution to their equity holders, provided, in each case, that the recipient of such shares agrees to be locked-up to the extent as the entity from which they received such shares or other securities.

Registration Rights

Following this offering, under specified circumstances and subject to customary conditions, Rosewood Capital, which holds 364,000 shares of our Series A preferred stock, all of which will convert to a like number of shares of common stock upon the closing of this offering, will hold demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and rights to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Underwriting

We and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and Wachovia Capital Markets, LLC are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Corp.
Wachovia Capital Markets, LLC
SG Cowen & Co., LLC
Wedbush Morgan Securities Inc.

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                     , 2005 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $             per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We and the selling stockholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of              additional shares (             from us and              from the selling stockholders) to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $            , the total proceeds to us will be $             and the total proceeds to the selling stockholders will be $            . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Anna’s Linen Company	$	$	$
Selling stockholders

Total		$	$

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $            .

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers and directors, substantially all of our stockholders and a substantial number of our option holders have agreed to a 180-day “lock-up” with respect to substantially all shares of common stock and preferred stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. There are presently no agreements between the underwriters and us or any of our stockholders or option holders to release us or them from these lock-up agreements prior to the expiration of the applicable period.

This means that, for that period of time following the date of this prospectus which constitutes the “lock-up” period, subject to specified exceptions, such persons may not, directly or indirectly, offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and Wachovia Capital Markets, LLC. These restrictions will not prevent such persons from transferring their shares or other securities as gifts, to members of their immediate family or to a trust for the benefit of themselves or any member of their family or by will or intestacy, provided, in each case, that the transferee of such shares of other securities agrees to be locked-up to the same extent as the person from whom they received the shares. In addition, stockholders that are a corporation, partnership or other business entity may transfer their shares or other securities to their affiliates or as part of a plan of distribution to their equity holders, provided, in each case, that the recipient of such shares agrees to be locked-up to the extent as the entity from which they received such shares or other securities.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

The underwriters have reserved for sale up to              shares for our employees and directors, family members of our employees, and consultants and advisors hired by us and some of our suppliers. These reserved shares will be sold at the initial public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by such persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by such persons.

There is no established trading market for the shares. The offering price for the shares has been determined by us, the selling stockholders and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies; and

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Based on the number of shares outstanding on May 1, 2005 (assuming the conversion of all outstanding shares of preferred stock into common stock), Wedbush Morgan Securities Inc. holds 12,573 shares of our common stock as nominee for several individuals who are affiliated with it. Certain Wedbush Morgan Securities Inc. employees own 11,573 shares of the company’s common stock. In total, as of May 1, 2005, Wedbush Morgan Securities, Inc. and its employees owned approximately 1.0%, in the aggregate, of our outstanding capital stock.

Certain of the underwriters or their affiliates have in the past and may in the future provide us, from time to time, with other financial advisory or commercial or investment banking services, for which we expect they will receive customary fees and commissions.

Legal Matters

Certain legal matters in connection with the issuance of the securities offered hereby, including the validity of the common stock, will be passed upon for us by Miller & Holguin, Attorneys at Law, Los Angeles, California. The partners of Miller & Holguin beneficially own, in the aggregate, 500 shares of common stock and options to purchase 1,000 shares of our common stock, which options vest in four equal annual installments, commencing on the first anniversary of the August 1, 2004 date of grant. The managing partner of Miller & Holguin, Dale S. Miller, is on our board of directors. The validity of the common stock offered hereby will be passed on for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

Experts

The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares of common stock offered hereby. The term registration statement means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement and any amendments. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Anna’s Linen Company and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. With respect to each document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. A copy of the registration statement the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.AnnasLinens.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.

We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors and to make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Anna’s Linen Company:

We have audited the accompanying balance sheets of Anna’s Linen Company (the “Company”) as of January 30, 2005 and February 1, 2004, and the related statements of operations, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended January 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of January 30, 2005 and February 1, 2004, and the results of its operations and its cash flows for each of the three years in the period ended January 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Costa Mesa, California

April 21, 2005

ANNA’S LINEN COMPANY

BALANCE SHEETS

(in thousands, except per share and par value amounts)

	February 1, 2004	January 30, 2005	January 30, 2005 Pro Forma
			(unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$2,853	$2,403
Merchandise inventories, net	30,928	43,471
Prepaid expenses and other assets	2,147	3,403
Deferred income taxes	496	992

Total current assets	36,424	50,269
Furniture, fixtures and equipment, net	15,568	23,057
Other assets	525	2,309

Total assets	$52,517	$75,635

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current Liabilities:
Accounts payable	$20,645	$29,945
Accrued expenses	3,744	5,585
Income tax payable	1	15
Current portion of long-term debt	7	59

Total current liabilities	24,397	35,604
Long-term debt, net of current portion	1	2,472
Deferred compensation	325	420
Deferred rent	5,018	7,874
Deferred income taxes	1,945	2,934

Total liabilities	31,686	49,304
Commitments and contingencies (Note 8)
Series A redeemable convertible preferred stock, $0.01 par value—5,000,000 shares authorized; 364,000 shares issued and outstanding, liquidation preference of $29,204 and $32,204, respectively; redemption value of $25,000 and $25,000, respectively	24,762	24,828	$–

Shareholders’ Equity (Deficit):
Common stock, $0.01 par value—10,000,000 shares authorized; 866,333 and 887,771, respectively, shares issued and outstanding	9	9	13
Additional paid-in capital	588	634	25,630
Deferred stock-based compensation	(112)	(30)	(30)
Retained earnings (accumulated deficit)	(4,416)	890	718

Total shareholders’ equity (deficit)	(3,931)	1,503	26,331

Total liabilities and shareholders’ equity (deficit)	$52,517	$75,635	$75,635

See accompanying notes to financial statements.

ANNA’S LINEN COMPANY

STATEMENTS OF OPERATIONS

(in thousands)

	February 2, 2003	February 1, 2004	January 30, 2005
Net sales	$108,287	$154,936	$225,179
Cost of sales (including certain buying and occupancy costs)	75,815	109,359	159,124

Gross margin	32,472	45,577	66,055
Selling, general and administrative expenses	27,830	38,450	57,344

Operating income	4,642	7,127	8,711
Interest expense—net	196	1	73

Income before income taxes	4,446	7,126	8,638
Provision for income taxes	1,807	2,759	3,266

Net income	2,639	4,367	5,372
Accretion of preferred stock	28	66	66

Net income available to common stockholders	$2,611	$4,301	$5,306

Net income per share, basic	$2.45	$5.00	$6.02

Net income per share, diluted	$2.09	$3.41	$4.15

Weighted average shares outstanding, basic	1,067,845	861,141	881,253

Weighted average shares outstanding, diluted	1,261,230	1,280,692	1,293,816

Pro forma net income per share, basic			$4.31

Pro forma net income per share, diluted			$4.15

Pro forma weighted average shares outstanding, basic			1,245,253

Pro forma weighted average shares outstanding, diluted			1,293,816

See accompanying notes to financial statements.

ANNA’S LINEN COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Deferred Stock-based Compensation	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount
BALANCE at January 27, 2002	1,213,333	$12	$2,694	$0	$975	$3,681
Repurchase of common stock	(364,000)	(4)	(2,694)		(12,303)	(15,001)
Exercise of stock options	10,000		20			20
Stock option grants			358	(358)		0
Stock-based compensation expense				157		157
Accretion of preferred stock to redemption value					(28)	(28)
Net income					2,639	2,639

BALANCE at February 2, 2003	859,333	8	378	(201)	(8,717)	(8,532)
Issuance of common stock	4,000	1	204			205
Exercise of stock options	3,000		6			6
Stock-based compensation expense				89		89
Accretion of preferred stock to redemption value					(66)	(66)
Net income					4,367	4,367

BALANCE at February 1, 2004	866,333	9	588	(112)	(4,416)	(3,931)
Exercise of stock options	21,438		46			46
Stock-based compensation expense				82		82
Accretion of preferred stock to redemption value					(66)	(66)
Net income					5,372	5,372

BALANCE at January 30, 2005	887,771	$9	$634	$(30)	$890	$1,503

See accompanying notes to financial statements.

ANNA’S LINEN COMPANY

STATEMENTS OF CASH FLOWS

(in thousands)

	February 2, 2003	February 1, 2004	January 30, 2005
Cash Flows from Operating Activities:
Net income	$2,639	$4,367	$5,372
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,154	1,645	2,478
Deferred taxes	390	736	493
Loss on disposal of assets	170	27	175
Stock-based compensation	157	89	82
Changes in operating assets and liabilities:
Merchandise inventories	(5,380)	(12,095)	(12,543)
Prepaid expenses and other assets	281	(1,300)	(1,256)
Other assets	(14)	(111)	(766)
Accounts payable	2,961	9,655	9,300
Accrued expenses	(709)	2,052	1,841
Income tax payable	(536)	(272)	14
Deferred rent	1,267	1,930	2,856

Net cash provided by operating activities	2,380	6,723	8,046
Cash Flows from Investing Activities:
Purchases of furniture, fixtures and equipment	(4,046)	(7,546)	(10,100)
Proceeds from the sale of furniture, fixtures and equipment			27
Purchases of store leases			(702)
Acquisition			(290)

Net cash used in investing activities	(4,046)	(7,546)	(11,065)

Cash Flows from Financing Activities:
Borrowings under line of credit	74,714	5,039	51,458
Repayments under line of credit	(80,705)	(5,039)	(49,044)
Issuance of long-term debt			109
Payments on long-term debt	(20)	(7)
Issuance of Series A preferred stock, net	24,668
Repurchase of common stock	(15,001)
Issuance of common stock		204
Exercise of stock options	20	6	46

Net cash provided by financing activities	3,676	203	2,569

Net (Decrease) Increase in Cash and Cash Equivalents	2,010	(620)	(450)

Cash and Cash Equivalents, Beginning of year	1,463	3,473	2,853

Cash and Cash Equivalents, End of year	$3,473	$2,853	$2,403

Supplemental Cash Flow Information
Cash paid during the period for:
Interest	$176	$21	$164

Income taxes	$1,990	$2,294	$2,760

Noncash transaction
Accretion of preferred stock	$28	$66	$66

See accompanying notes to financial statements.

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Description of Business—Anna’s Linen Company (the “Company”) is a specialty retailer of high quality, value priced domestics and home furnishings. The Company’s stores offer a broad selection of bed linens, window coverings, bath accessories and other home décor items. Approximately 63% of the Company’s stores are located in California and Texas.

Fiscal Year—The Company’s fiscal year is the 52- or 53-week period ending on the Sunday closest to January 31. Fiscal 2002 was a 53-week period ended February 2, 2003. Fiscal 2003 was a 52-week period ended February 1, 2004. Fiscal 2004 was a 52-week period ended January 30, 2005.

Basis of Presentation—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash and cash equivalents.

Merchandise Inventories—Inventory is valued at the individual item level using the cost method which values inventory at the lower of the actual cost or market. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. The Company reviews its inventory levels in order to identify slow-moving or obsolete merchandise and uses markdowns to clear merchandise. Inventory value is reduced immediately when the selling price is marked down below cost. The Company estimates and accrues for shortages for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends.

The Company’s inventory allowance includes the following (in thousands):

	Fiscal 2002	Fiscal 2003	Fiscal 2004
Balance, beginning of year	$210	$299	$499
Provision	1,282	1,645	2,002
Deductions	(1,193)	(1,445)	(1,223)

Balance, end of year	$299	$499	$1,278

Concentrations—The Company purchased approximately 18%, 20% and 17% and of its merchandise inventories from two suppliers during fiscal years 2002, 2003 and 2004, respectively. However, there are no purchase commitments with these vendors, and management believes there are various other suppliers who could provide similar merchandise on comparable terms.

Furniture, Fixtures and Equipment—Furniture, fixtures and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets ranging from 3 to 10 years. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvements or the initial term of the related lease.

Long-Lived Assets—Under Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, including amortizing intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. There were no indicators of impairment as of February 1, 2004 or January 30, 2005.

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

Store Lease Acquisitions—During the year ended January 30, 2005, the Company completed the acquisition of 15 store leases through four separate transactions for cash totaling approximately $702,000. The assets purchased consisted of all of the seller’s leasehold interests relating to the stores. The consideration was allocated to these leases and is being amortized over the remaining lease term.

Goodwill—Goodwill resulted from the Company’s acquisition of certain assets of Ostrow Textile, Inc. in April 2004. In accordance with SFAS No. 141, Business Combinations, the Company has recorded this acquisition using the purchase method of accounting. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead tested annually and written down when impaired. The Company tests its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of each reporting unit exceeds its estimated fair value. Factors that could trigger an impairment include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the Company’s overall business and significant negative industry or economic trends. In accordance with SFAS No. 142, the Company performed an impairment review of its recorded goodwill in 2004 and determined that no impairment of goodwill existed because the estimated fair value of each reporting unit exceeded its carrying amount. Future impairment reviews may require write-downs in the Company’s goodwill.

Fair Value of Financial Instruments—The carrying value of cash, receivables, payables and debt approximate fair value because of the short maturity of these financial instruments.

Revenue Recognition—Revenue is recognized for store sales upon purchase by customers at the Company’s retail store locations. For online sales, which totaled approximately $0, $441,000 and $809,000 for fiscal years 2002, 2003 and 2004, respectively, revenue is recognized upon delivery, which the Company estimates to occur within 2-3 days of shipment. The Company records the sale of gift cards as a current liability and recognizes a sale when a customer redeems the gift card. The Company accrues for estimated sales returns by customers based on historical sales return results. Actual return rates have historically been within management’s expectations and the reserves established.

Vendor Allowances—The Company receives funds for a variety of merchandising activities from the many vendors whose products the Company buys for resale in its stores. These incentives and allowances include volume or purchase based incentives, advertising allowances, and promotional discounts. The purpose of these incentives and allowances is generally to help defray the costs incurred by the Company for advertising, promoting and selling the vendor’s products. Allowances are applied as a reduction of inventory and charged to cost of sales using a rational and systematic methodology, which results in the recognition of these incentives when the inventory related to the initial purchase is sold. Amounts that represent a reimbursement of specific identifiable incremental costs, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred.

Insurance Reserves—The Company is responsible for workers’ compensation insurance claims up to a specified aggregate stop loss amount. The Company maintains an accrual for the actuarially estimated claims, both reported and incurred but not reported, based on historical claims experience and other assumptions.

Stock-Based Compensation—The Company accounts for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. Under APB Opinion No. 25, compensation for employee common stock option grants is calculated as the difference, if any, on the grant date, between the fair value of the Company’s common stock and the exercise price of the option.

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the following pro forma net income and earnings per share information is presented (in thousands, except per share data) as if the Company accounted for stock-based compensation awarded under the stock incentive plan using the fair value method.

	Fiscal 2002	Fiscal 2003	Fiscal 2004
Net income as reported	$2,639	$4,367	$5,372
Accretion of preferred stock	28	66	66

Net income available to common stockholders	2,611	4,301	5,306
Add: Stock-based employee compensation expenses included in reported net income, net of related tax effects	94	54	49
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(98)	(86)	(119)

Pro forma net income available to common shareholders	$2,607	$4,269	$5,236

Net Income Per Share, Basic
As reported	$2.45	$5.00	$6.02
Pro forma	$2.44	$4.96	$5.94
Net Income Per Share, Diluted
As reported	$2.09	$3.41	$4.15
Pro forma	$2.09	$3.39	$4.10

The pro forma amounts reflected above may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense as the options vest and additional options may be granted in future years. The fair value of employee stock options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal 2002	Fiscal 2003	Fiscal 2004
Weighted Average risk-free interest rate	4.49%	3.31%	3.62%
Expected life (in years)	5	5	5
Expected stock volatility	None	None	None
Dividend yield	None	None	None

Income Taxes—Income taxes are recorded in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting basis and tax basis of the Company’s assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred Rent—Rent expense on noncancellable leases containing known future scheduled rent increases are recorded on a straight-line basis over the initial term of the respective leases. The difference between rent expense and rent paid is accounted for as deferred rent, and is amortized over the lease term beginning upon the delivery of the lease location by the lessor.

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

Tenant Allowances—The Company receives cash allowances from landlords, which are deferred and amortized on a straight-line basis over the initial term of the lease as a reduction of rent expense. These allowances are included in deferred rent and were approximately $2.0 million and $3.6 million, as of fiscal years ended 2003 and 2004, respectively.

Advertising Costs—Advertising costs, primarily print media and production costs, are expensed as incurred. Advertising expenses for fiscal years 2002, 2003 and 2004 were approximately $5.5 million, $7.3 million and $10.8 million, respectively.

Pre-Opening Costs—Pre-opening costs associated with opening or remodeling of stores are expensed as incurred. Pre-opening costs were approximately $1.1 million, $2.0 million and $2.4 million for fiscal 2002, 2003 and 2004, respectively.

Earnings per Share—The Company reports earnings per share in accordance with the provisions of SFAS No. 128, Earnings Per Share. Basic earnings per common share is computed using the weighted average number of shares outstanding. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock using the treasury stock method and convertible preferred using the “if converted” method. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share follows (in thousands):

	Fiscal 2002	Fiscal 2003	Fiscal 2004
Numerator:
Net income	$2,639	$4,367	$5,372
Accretion of preferred stock	28	66	66

Net income available to common stockholders	$2,611	$4,301	$5,306

Denominator:
Weighted average common shares outstanding—basic	1,068	861	881
Effect of dilutive stock options	193	420	413

Weighted average common shares outstanding—diluted	1,261	1,281	1,294

Segment Reporting—SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker or group, in deciding how to allocate resources and in assessing performance. The Company’s chief decision maker reviews the results of operations for each store location, but plans capital expenditures and makes other operational decisions based on the store wide chain. The operating results of the Company’s stores are aggregated into, and reported as, a single reporting unit because of their common economic and operating characteristics.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income—For fiscal years 2002, 2003 and 2004, there was no difference between net income and comprehensive income.

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

Pro Forma Balance Sheet Information (Unaudited)—The Company is preparing for an initial public offering of its common stock which, upon completion, will result in the conversion of all outstanding preferred stock into 364,000 shares of common stock. The accompanying pro forma information gives effect to the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering. Pro forma balance sheet information does not give effect to the offering proceeds.

Pro Forma Net Income per Share (Unaudited)—Upon closing of an initial public offering, each of the shares of redeemable convertible preferred stock will convert into shares of common stock. Pro forma net income per share—basic and diluted reflects the conversion of all of the outstanding shares of redeemable convertible preferred stock into shares of common stock.

Recent Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R (Revised 2004), Share-Based Payments, which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on the fair value of the equity or liability instruments issued. The Company currently discloses pro forma compensation expense quarterly and annually. Upon adoption, the pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. On April 14, 2005, the Securities and Exchange Commission deferred the effective date of SFAS No. 123R to the beginning of the first fiscal year beginning after June 15, 2005. The Company is currently evaluating the method of adoption and the effect that the adoption of SFAS No. 123R will have on its financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 5, 2003, the FASB issued FASB Staff Position No. 150-3, deferring the effective date for the measurement provisions of paragraphs 9 and 10 of SFAS No. 150, as they apply to mandatorily redeemable non-controlling interests. This deferral is for an indefinite period. The adoption of SFAS No. 150 and FASB Staff Position No. 150-3 has not had, and is not expected to have, a material impact on the Company’s financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS No. 151 will have a material impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153 Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. This statement amends APB Opinion No. 29 to eliminate the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provision in SFAS No. 153 is effective for nonmonetary asset exchanges incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS No. 153 will have a material impact on its financial position or results of operations.

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

3. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at the end of each fiscal year (in thousands):

	2003	2004
Furniture, fixtures and equipment	$14,666	$22,560
Leasehold improvements	5,056	6,034
Software	1,601	2,040
Construction in progress	825	1,206

	22,148	31,840
Accumulated depreciation and amortization	(6,580)	(8,783)

	$15,568	$23,057

4. ACCRUED LIABILITIES

Accrued	liabilities consist of the following at the end of each fiscal year (in thousands):

	2003	2004
Accrued sales tax payable	$2,248	$2,683
Accrued compensation and benefits	983	1,565
Accrued percentage rent	293	396
Other	220	941

	$3,744	$5,585

5. DEBT

Line of Credit—The Company has a line of credit with a bank which permits borrowings of up to $15 million and matures on September 30, 2006 (the “Agreement”). The line of credit bears interest, at the Company’s option, at either the bank’s prime rate (5.25% at January 30, 2005) or Inter-bank Offered Rates plus 1.5% to 2.0%. At January 30, 2005, the Company had approximately $2,414,000 outstanding under the line of credit. The Agreement also provides for the issuance of letters of credit up to $2,500,000. Outstanding letters of credit reduce the availability under the line of credit. At January 30, 2005, outstanding letters of credit totaled $450,000. The line of credit is secured by substantially all of the Company’s assets and contains various restrictive covenants which require, among other things, the maintenance of certain financial ratios and limits on capital expenditures. The Company was in compliance with all covenants at January 30, 2005.

Long-Term Debt—The Company had a financing agreement related to the purchase of an automobile. At fiscal year end 2003, and 2004, amounts outstanding under this agreement totaled approximately $8,000 and $0, respectively.

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK

Issuance of Series A Preferred Stock—In August 2002, the Company issued 364,000 shares of Series A Redeemable Convertible Preferred Stock (“Series A”) at $68.68 per share to an investment company, for net proceeds of approximately $24.7 million after issuance costs of approximately $332,000. The rights, terms and privileges of preferred stockholders are described below:

Liquidation Preference—In the event of liquidation, each holder of the Series A shall be entitled to receive, prior to and in preference to any payment to holders of common stock, $68.68 per share plus an amount equal to

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

12% per annum, on a cumulative basis, compounded annually, of the original issue price as so adjusted plus any declared but unpaid dividends with respect to such Series A. Alternatively, the holders of the Series A can convert such shares held, including all accrued but unpaid dividends, into shares of common stock at the applicable conversion price. A merger, reorganization or consolidation of the Company, or a sale of all or substantially all of the Company’s assets or a change in control of the Company may, at the election of the holders of Series A, be treated as a liquidation for purposes of the liquidation preference.

Dividends—The holders of the Series A shall be entitled to receive dividends when and if declared on the Series A and on the common stock on an as-converted basis. Dividends on Series A are cumulative and in preference to any dividends paid on the common stock.

Conversion—Each share of Series A will be convertible at the option of the holder, at any time, into a number of shares of common stock equal to the original issue price per share of the share of Series A divided by $68.68 subject to adjustment for dilution, as defined. The Series A shall be automatically converted into common stock, using the then-applicable conversion price, in the event of a “firm commitment” underwritten public offering of shares of the common stock at a public offering price of not less than $137.36 per share which results in gross proceeds to the Company and/or selling stockholders of not less than $35 million in the aggregate.

Voting Rights—The holders of Series A will be entitled to vote as a single class with the holders of common stock on all matters with respect to which stockholders of the Company are permitted to vote. Each holder of the Series A shall have the right to a number of votes equal to the number of shares of common stock issuable upon conversion of such holder’s Series A.

Redemption—At any time on or after the fifth anniversary of the first issuance of Series A, holders of a majority of the Series A shall have the right to require the Company to redeem all, but not less than all of the shares of Series A then-outstanding for an amount per share equal to the original issue price per share plus any declared but unpaid dividends.

Repurchase of Common Stock—In conjunction with the issuance of the Series A preferred stock, a portion of the proceeds were used to repurchase 364,000 shares of common stock for approximately $15 million.

7. STOCK OPTION PLAN

Under terms of the 1999 stock option plan, as amended, options to purchase up to a maximum of 140,000 shares of the Company’s common stock may be granted and no individual participant may be granted options in excess of 25,000 shares. The exercise price of substantially all options is equal to the fair market value of the common stock on the date of grant, or if options are granted to an employee who holds in excess of 10% of the outstanding, aggregate shares of common stock of the Company, the exercise price will be 110% of the fair market value on the date of grant. The Company recognizes compensation expense under the provisions of APB Opinion No. 25 for any options granted at an exercise price below fair market value. All options granted become exercisable in accordance with the vesting schedule determined at the date of grant, except that in the event of a public offering of the Company’s common stock or a change in control of the Company, as defined, options granted prior to July 2004 become fully vested. Each option and all rights and obligations thereunder generally expire on the fifth anniversary of the grant date.

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

Stock	option activity was as follows:

	Fiscal 2002	Fiscal 2003	Fiscal 2004
Beginning options outstanding	37,500	60,000	102,200
Options granted	32,500	45,400	21,800
Options exercised	(10,000)	(3,000)	(21,438)
Options canceled	–	(200)	(4,800)

Ending options outstanding	60,000	102,200	97,762

Ending options exercisable	35,625	40,750	37,297

Beginning weighted-average exercise price	$2.00	$3.59	$24.65
Options granted	4.93	51.10	66.31
Options exercised	2.00	2.00	2.12
Options canceled	–	51.10	41.90
Ending weighted-average exercise price	$3.59	$24.65	$38.03

Ending weighted-average exercise price of exercisable options	$2.67	$3.17	$17.42

Weighted-average fair value of options granted during the fiscal year	$12.00	$7.74	$10.87

Additional information regarding options outstanding as of January 30, 2005 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as of January 30, 2005	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Number Exercisable as of January 30, 2005	Weighted- Average Exercise Price
$2.00	4,000	1.65	$2.00	4,000	$2.00
$4.64–$5.11	30,612	2.33	$4.95	22,959	$4.95
$51.10	41,350	3.49	$51.10	10,338	$51.10
$64.51–$72.23	21,800	4.55	$66.31	–	–

$2.00–$72.23	97,762	3.29	$38.03	37,297	$17.42

In connection with a fiscal year 2002 grant of stock options to employees, the Company recorded deferred compensation expense in the amount of approximately $358,000 representing the difference between the exercise price and the estimated fair market value of the Company’s common stock on the date such options were granted. Deferred stock based compensation is included as a component of shareholders’ equity and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. For the fiscal years 2002, 2003, and 2004, the Company recorded compensation expense of approximately $157,000, $89,000 and $82,000 pursuant to such awards.

8. COMMITMENTS AND CONTINGENCIES

Leases—Assets held under capital leases are included in property and equipment and are depreciated over the life of the lease. The Company leases office space and stores premises pursuant to operating lease agreements with terms that generally range from 5 to 11 years and most contain renewal options. Total rent expense for the fiscal years 2002, 2003 and 2004, including percentage rent of approximately $575,000, $508,000 and $365,000, totaled approximately $7.8 million, $11.6 million and $17.3 million, respectively.

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments under noncancelable lease agreements are as follows:

	Operating Leases	Capital Leases
	(in thousands)
Fiscal year:
2005	$19,751	$66
2006	19,338	35
2007	18,102	27
2008	16,423	0
2009	13,571	0
Thereafter	34,894	0

Total future minimum lease payments	$122,079	$128

Less interest		11

Present value of minimum lease payments		$117

Indemnities and Guarantees—During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheets.

Litigation—Two actions have been filed against the Company in California involving overtime compensation and other employment related matters. On September 27, 2004, a putative class action lawsuit entitled Coe v. Anna’s Linen Company was filed by four past and present employees in the Superior Court of California, Orange County. The putative class consists of store managers and hourly employees in the State of California. The lawsuit alleges various wage claims, including alleged failure to pay overtime, failure to provide meal and rest periods, requiring employees to purchase merchandise from the Company and requiring employees to work in an unsafe place of employment. On December 27, 2004, a putative class action lawsuit entitled Hernandez v. Anna’s Linen Company was filed by a former store manager in the Superior Court of California, San Diego County. The putative class consists of salaried employees in the State of California. The lawsuit alleges that the Company misclassified salaried employees as exempt managerial/executive employees for purposes of payment of overtime compensation and improperly denied salaried employees mandated meal and rest breaks.

In addition, administrative charges alleging employment discrimination and/or retaliation have been filed with the U.S. Equal Employment Opportunity Commission, or EEOC, and California Department of Fair Employment and Housing by a group of past and present employees, and alleged applicants for employment, alleging discrimination in hiring on the basis of race and sex. The charging parties include three former employees, two present employees and eight alleged applicants for employment. All charging parties are represented by the same counsel and have threatened litigation on a class-wide basis. The charges are pending before the EEOC.

The Company does not believe it is feasible to predict the outcome of the proceedings described above and intends to defend vigorously against them. The timing of the final resolution of each of these proceedings is also uncertain. Accordingly, the Company cannot estimate a range of potential loss, if any, for any of these proceedings and no amounts have been accrued.

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

On April 28, 2004, Uniwill L.P. (“Plaintiff”) filed a lawsuit against the Company which was amended on May 25, 2004. Plaintiff’s First Amended Complaint for Breach of Written Lease seeks damages in excess of $500,000. In December 2001, the parties executed a ten-year commercial lease agreement. In February 2004, the Company closed its retail store and vacated the premises. Plaintiff seeks to recover the accrued rental damages, as well as, future rent damages pursuant to Civil Code Section 1951.2.

The parties participated in mediation on February 17, 2005, but were unable to come to resolution. Trial is set for August 2, 2005. The Company has asserted a number of affirmative defenses in this matter and believes that an adverse result, if any, is likely to be substantially less than the amount indicated in the lawsuit. At January 30, 2005, the Company had accrued $150,000 related to this case.

The Company is also currently involved in various other litigation matters incidental to its business. In the opinion of management, the ultimate resolution of such litigation will not likely have a material effect on the accompanying financial statements.

9. INCOME TAXES

The	components of the provision for income taxes are as follows (in thousands):

	2002	2003	2004
Current:
Federal	$1,120	$1,567	$2,151
State	297	456	622

	1,417	2,023	2,773

Deferred:
Federal	327	771	707
State	63	(35)	(214)

	390	736	493

	$1,807	$2,759	$3,266

The	reconciliation of income tax expense computed at federal statutory rates to income tax expense is as follows:

	2002	2003	2004
Tax at federal statutory rates	34.0%	34.0%	34.0%
State taxes, net of federal benefit	5.4	3.9	3.1
Non-deductible stock-based compensation	1.2	0.4	0.3
Other	0.1	0.4	0.4

	40.7%	38.7%	37.8%

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

The significant components of the Company’s deferred tax assets and liabilities consist of the following (in thousands):

	2003	2004
Deferred tax assets:
Accrued expenses	$97	$133
Inventory reserve	115	138
Sales returns reserve	37	51
Deferred compensation	135	165
State taxes	198	190
Deferred rent and tenant reimbursements	1,206	2,618
Other	153	578

	1,941	3,873

Deferred tax liabilities:
Fixed assets	(3,286)	(5,753)
Prepaid expenses	(104)	(62)

	(3,390)	(5,815)

Net deferred income taxes	$(1,449)	$(1,942)

The Company has a state enterprise zone credit carryforward of approximately $202,000, which can be carried forward indefinitely.

10. ACQUISITION

On April 2, 2004, the Company acquired certain assets of Ostrow Textile, Inc., a textile manufacturer and retail linen chain, for approximately $290,000 in cash. This acquisition enabled the Company to enter key locations in the Florida market. The purchase price in excess of the fair value of assets acquired was recorded as goodwill which is included as a component of other assets. The recorded goodwill will be deductible for income tax purposes over 15 years. The results of operations from this acquisition are included in the accompanying statement of operations from the date of acquisition.

In accordance with SFAS No. 141, Business Combinations, the acquisition has been accounted for under the purchase method of accounting. The fair values of the assets acquired represent management’s estimate of current fair values. The following table summarizes the components of the purchase price (in thousands):

Fair value of tangible assets	$69
Goodwill	221

Net asset acquired	$290

The	pro forma impact of this acquisition was not significant to the Company’s historical results of operations.

11. BENEFIT PLANS

401(k) Profit Sharing and Trust Plan—Effective February 1, 2000, the Company adopted a 401(k) Profit Sharing and Trust Plan, which includes all eligible employees, as defined. The Company provides a matching contribution of 50% limited to 4% of an employee’s compensation for the period. In addition, the Company may

ANNA’S LINEN COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

elect to make a discretionary contribution equal to a uniform percentage of each eligible individual’s compensation, to be determined each year by the Company. During fiscal years 2002, 2003 and 2004, the Company contributed approximately $39,000, $41,000 and $63,000, respectively, to the 401(k) Profit Sharing and Trust Plan.

Deferred Compensation Plan—On February 1, 2000, the Company established the Deferred Compensation Plan (the “Plan”) for certain select key employees, as defined, whereby a key employee may elect to defer a portion of their salary to be received upon retirement, as defined. The Company shall provide a matching contribution equal to the participant’s total annual deferral amount (dollar for dollar) up to a maximum of $10,000 per year. Additionally, the Company has the right to provide the participant a discretionary contribution. Participants will vest in their matching and discretionary contributions 20% per year after the fifth year of plan participation. For fiscal years 2002, 2003 and 2004, the Company made contributions of approximately $59,000, $44,000 and $65,000 respectively, to the Plan.

12. RELATED PARTY TRANSACTIONS

For the fiscal years 2002, 2003 and 2004, the Company incurred legal fees totaling approximately $316,000, $178,000 and $601,000, respectively, to a law firm whose managing partner is a member of the Company’s board of directors.

                     Shares

Common Stock

PROSPECTUS

                    , 2005

CIBC World Markets	Wachovia Securities

SG Cowen & Co.	Wedbush Morgan Securities

Until and including                     , 2005 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

SEC registration fee		$8,122
NASD filing fee		7,400
Nasdaq National Market application fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Blue sky fees and expenses		15,000
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under

Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Our certificate of incorporation provides that our directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. In addition, our certificate of incorporation provides that we shall indemnify our directors to the full extent permitted by the laws of the State of Delaware.

Our directors and officers will be covered by insurance policies maintained by us against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. In addition, prior to the closing of this offering, we will enter into indemnification agreements with each of our directors and officers that provide for indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Additionally, the form of Underwriting Agreement, attached as Exhibit 1.01 hereto, provides for indemnification by the underwriters of us and our officers and directors for specified liabilities, including matters arising under the Securities Act.

ITEM 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities sold by us over the past three years which were not registered under the Securities Act.

(1)	On May 30, 2002, we granted options to purchase 32,500 shares of our common stock to employees and officers under our 1999 Stock Option Plan, at exercise prices ranging from $4.64 to $5.11 per share.

(2)	On September 6, 2002 we issued and sold to accredited investors 364,000 shares of our Series A preferred stock at a price of $68.68 per share, for aggregate proceeds of $24,999,520.

(3)	On August 1, 2003 we sold 4,000 shares of our common stock to Howard Behar, one of our independent directors, for an aggregate purchase price of $204,400 or $51.10 per share, and granted Mr. Behar options under our 1999 Stock Option Plan to purchase 3,000 shares of our common stock at an exercise price of $51.10.

(4)	On August 1, 2003, we granted options to purchase 42,400 shares of our common stock to our employees and officers under our 1999 Stock Option Plan at an exercise price of $51.10 per share.

(5)	On August 1, 2004 and October 1, 2004 we granted options to purchase 21,800 shares of our common stock to employees, officers and directors under our 1999 Stock Option Plan at exercise prices ranging from $64.51 to $72.23 per share.

(6)	An aggregate of 33,500 stock options were exercised at a cost of $2.00 per share, and an aggregate of 938 stock options were exercised at a cost of $4.64 per share, by our employees, officers, and directors who now hold shares of a like number of our common stock as follows:

•	options to purchase 5,000 shares of our common stock were exercised on December 27, 2002

•	options to purchase 5,000 shares of our common stock were exercised on January 7, 2003

•	options to purchase 3,000 shares of our common stock were exercised on January 2, 2004

•	options to purchase 2,000 shares of our common stock were exercised on February 1, 2004

•	options to purchase an aggregate of 11,000 shares of our common stock were exercised on May 10, 2004

•	options to purchase 500 shares of our common stock were exercised on May 19, 2004

•	options to purchase 7,000 shares of our common stock were exercised on June 29, 2004

•	options to purchase 188 shares of our common stock were exercised on August 10, 2004

•	options to purchase 750 shares of our common stock were exercised on September 1, 2004

The offers, sales, and issuances of the securities described in paragraph (1) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. Each of the recipients of securities in the transactions described in paragraph (1) were accredited investors under Rule 501 of Regulation D.

The offers, sales and issuances of the options and common stock described in paragraph (2) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our stock incentive plan. Appropriate legends were affixed to the share certificates issued in such transactions. Each of these recipients had adequate access, through employment or other relationships, to information about us.

No underwriters were employed in connection with any of the transactions set forth in this Item 15.

ITEM 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith:

Exhibit Number		Exhibit Title
1.01	*	Form of Underwriting Agreement

2.01	*	Form of Agreement and Plan of Merger

3.01		Amended and Restated Articles of Incorporation of Anna’s Linen Company as currently in effect

3.02		Bylaws of Anna’s Linen Company as currently in effect

3.03		Amendment to Bylaws of Anna’s Linen Company as currently in effect

3.04	*	Form of Amended and Restated Certificate of Incorporation of Anna’s Linens, Inc. to be in effect upon the closing of this offering

3.05	*	Form of Amended and Restated Bylaws of Anna’s Linens, Inc. to be in effect upon the closing of this offering

4.01	*	Specimen Common Stock Certificate

4.02		Shareholders’ Agreement dated as of September 6, 2002 among Anna’s Linen Company, Alan Gladstone, Rosewood Capital III, L.P., Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P.

5.01	*	Opinion of Miller & Holguin

10.01		Form of Indemnification Agreement to be entered into between Anna’s Linens, Inc. and its directors and executive officers

10.02		Anna’s Linen Company 1999 Stock Option Plan

10.03		First Amendment to Anna’s Linen Company 1999 Stock Option Plan

10.04		Second Amendment to Anna’s Linen Company 1999 Stock Option Plan

Exhibit Number		Exhibit Title

10.05		Third Amendment to Anna’s Linen Company 1999 Stock Option Plan

10.06	*	Anna’s Linens, Inc. 2005 Stock Option Plan

10.07	*	Anna’s Linens, Inc. Stock Option Agreement for 2005 Stock Option Plan

10.08		Form of Anna’s Linen Company Executive Benefit Plan Master Agreement

10.09		Loan Agreement dated October 12, 2004 between Bank of America, N.A. and Anna’s Linen Company

10.10		Amendment No. 1 to Loan Agreement dated March 16, 2005 between Bank of America, N.A. and Anna’s Linen Company

10.11		Security Agreement with Bank of America dated October 12, 2004 between Bank of America, N.A. and Anna’s Linen Company

10.12		Employment Agreement effective January 1, 2002 between Anna’s Linen Company and Alan Gladstone

10.13		Amendment to Employment Agreement effective January 31, 2005 between Anna’s Linen Company and Alan Gladstone

23.01	*	Consent of Miller & Holguin

23.02		Consent of Deloitte & Touche LLP

24.01		Power of Attorney, Reference is made to the signature page hereto

*	To be filed by amendment.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

ITEM 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Costa Mesa, California, on May 5, 2005.

ANNA’S LINEN COMPANY

By:	/s/ ALAN GLADSTONE Alan Gladstone Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alan Gladstone and Michael Harnetiaux, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ ALAN GLADSTONE Alan Gladstone	Chairman, President and Chief Executive Officer (Principal Executive Officer)	May 5, 2005

/s/ MICHAEL C. HARNETIAUX Michael C. Harnetiaux	Chief Financial Officer (Principal Financial and Accounting Officer)	May 5, 2005

/s/ MELVIN SCHNECK Melvin Schneck	Director	May 5, 2005

/s/ DALE S. MILLER Dale S. Miller	Director	May 5, 2005

/s/ PETER BRECK Peter Breck	Director	May 5, 2005

Howard Behar	Director

/s/ PATRICIA SALAS PINEDA Patricia Salas Pineda	Director	May 5, 2005

Name	Title	Date

/s/ JAMES COUFOS James Coufos	Director	May 5, 2005

/s/ LOREN C. PANNIER Loren C. Pannier	Director	May 5, 2005

EXHIBIT INDEX

Exhibit Number		Exhibit Title
1.01	*	Form of Underwriting Agreement

2.01	*	Form of Agreement and Plan of Merger

3.01		Amended and Restated Articles of Incorporation of Anna’s Linen Company as currently in effect

3.02		Bylaws of Anna’s Linen Company as currently in effect

3.03		Amendment to Bylaws of Anna’s Linen Company as currently in effect

3.04	*	Form of Amended and Restated Certificate of Incorporation of Anna’s Linens, Inc. to be in effect upon the closing of this offering

3.05	*	Form of Amended and Restated Bylaws of Anna’s Linens, Inc. to be in effect upon the closing of this offering

4.01	*	Specimen Common Stock Certificate

4.02		Shareholders’ Agreement dated as of September 6, 2002 among Anna’s Linen Company, Alan Gladstone, Rosewood Capital III, L.P., Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P.

5.01	*	Opinion of Miller & Holguin

10.01		Form of Indemnification Agreement to be entered into between Anna’s Linens, Inc. and its directors and executive officers

10.02		Anna’s Linen Company 1999 Stock Option Plan

10.03		First Amendment to Anna’s Linen Company 1999 Stock Option Plan

10.04		Second Amendment to Anna’s Linen Company 1999 Stock Option Plan

10.05		Third Amendment to Anna’s Linen Company 1999 Stock Option Plan

10.06	*	Anna’s Linens, Inc. 2005 Stock Option Plan

10.07	*	Anna’s Linens, Inc. Stock Option Agreement for 2005 Stock Option Plan

10.08		Form of Anna’s Linen Company Executive Benefit Plan Master Agreement

10.09		Loan Agreement dated October 12, 2004 between Bank of America, N.A. and Anna’s Linen Company

10.10		Amendment No. 1 to Loan Agreement dated March 16, 2005 between Bank of America, N.A. and Anna’s Linen Company

10.11		Security Agreement with Bank of America dated October 12, 2004 between Bank of America, N.A. and Anna’s Linen Company

10.12		Employment Agreement effective January 1, 2002 between Anna’s Linen Company and Alan Gladstone

10.13		Amendment to Employment Agreement effective January 31, 2005 between Anna’s Linen Company and Alan Gladstone

23.01	*	Consent of Miller & Holguin

23.02		Consent of Deloitte & Touche LLP

24.01		Power of Attorney, Reference is made to the signature page hereto

*	To be filed by amendment.